6/8.

04030592

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resorts World Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

FILE NO. 82- 3229 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/8/04

82-3229

Resorts World Bhd
(58019-U)

AR/S
12-31-03









contents

notice of annual general meeting

NOTICE IS HEREBY GIVEN THAT the Twenty-Fourth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 3.00 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2003 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM548,082 for the financial year ended 31 December 2003 (2002: RM410,520). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tan Sri Wan Sidek bin Hj Wan Abdul Rahman **(Resolution 4)**
   (ii) Tan Sri Dr Lin See Yan **(Resolution 5)**
   (iii) Mr Justin Tan Wah Joo **(Resolution 6)**

5. To consider and, if thought fit, pass the following resolution pursuant to Section 129 of the Companies Act, 1965:

   " That Dato' Siew Nim Chee, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 8)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

7. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965, to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 9)**

8. **Proposed renewal of the authority for the purchase of own shares**

   "THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"] or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 109,184,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 30 April 2004. Based on the audited financial statements for the financial year ended 31 December 2003, the Company's retained profits and share premium accounts were RM5,098.9 million and RM33.3 million respectively;

notice of annual general meeting (cont'd)

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 10)**

9. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2004

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back is set out in the Share Buy-Back Statement of the Company dated 31 May 2004 which is despatched together with the Company's 2003 Annual Report.

statement accompanying notice of annual general meeting

pursuant to paragraph 8.28 (2) of the listing requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)

1. The following are the Directors standing for re-election at the Twenty-Fourth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 3.00 p.m.:

   (a) Pursuant to Article 99 of the Articles of Association of the Company

   (i) Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
   (ii) Tan Sri Dr Lin See Yan
   (iii) Mr Justin Tan Wah Joo

   (b) Pursuant to Section 129 of the Companies Act, 1965

   (i) Dato' Siew Nim Chee

2. Number of Board Meetings held during the financial year ended 31 December 2003: **6**

3. Attendances of Directors at Board Meetings held during the financial year ended 31 December 2003 are set out on page 32 of this Annual Report.

4. Further details on the Directors standing for re-election at the Twenty-Fourth Annual General Meeting are set out on pages 7 to 8 of this Annual Report.

corporate diary

2003

15 January
Announcement of the appointment of Mr Quah Chek Tin as an Executive Director & Chief Operating Officer of the Company.

28 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2002.

18 April
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2002 and the Twenty-Third Annual General Meeting.

28 April
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back").

28 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2003.

31 May
Notice to Shareholders of the Twenty-Third Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back.

26 June
Twenty-Third Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back.

27 August
Announcement of the following:

(a) Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2003.

(b) Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2003.

17 October
Announcement of the following:

(a) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary has on 16 October 2003 given a letter of undertaking to its associated company, Star Cruises Limited ("SCL"), to provide an irrevocable undertaking to SCL to subscribe for its entire proportionate entitlement pursuant to SCL's Rights Issue.

(b) RWL has on 16 October 2003 entered into a sub-underwriting arrangement with JP Morgan Securities Limited ("JP Morgan") to sub-underwrite the public portion of SCL's Rights Issue. JP Morgan is the underwriter of SCL's Rights Issue.

20 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2003.

31 December
Announcement of the retirement of Tan Sri Lim Goh Tong as a Director and the Chairman of the Company and the appointment of the President & Chief Executive, Tan Sri Lim Kok Thay to assume the role of the Chairman.

2004

26 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2003.

20 April
Announcement of the following:

(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2003.

(b) Twenty-Fourth Annual General Meeting.

(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

25 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2004.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2002 Final - 9.0 sen less tax	28 February 2003	4 July 2003	30 July 2003
2003 Interim - 8.5 sen less tax	27 August 2003	6 October 2003	27 October 2003
2003 Proposed Final - 9.5 sen less tax	26 February 2004	2 July 2004	26 July 2004 *

** Upon approval of Shareholders at the Twenty-Fourth Annual General Meeting*

board of directors



Seated (from left): *Dato' Siew Nim Chee, Tun Mohammed Hanif bin Omar, Tan Sri Lim Goh Tong (Founder), Tan Sri Lim Kok Thay, Tan Sri Wan Sidek bin Hj Wan Abdul Rahman*
Standing (from left): *Tan Sri Alwi Jantan, Mr Quah Chek Tin, Tan Sri Dr. Lin See Yan, Tan Sri Clifford Francis Herbert, Mr Justin Tan Wah Joo*

Founder

TAN SRI LIM GOH TONG

Board of Directors

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

TAN SRI ALWI JANTAN
Executive Director

MR QUAH CHEK TIN
Executive Director & Chief Operating Officer

MR JUSTIN TAN WAH JOO
Executive Director

DATO' SIEW NIM CHEE
Independent Non-Executive Director

TAN SRI WAN SIDEK BIN HJ WAN ABDUL RAHMAN
Independent Non-Executive Director

TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director

TAN SRI CLIFFORD FRANCIS HERBERT
Independent Non-Executive Director

corporate information

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Alwi Jantan
Executive Director & Executive Vice President - Public Affairs & Human Resources

Mr Quah Chek Tin
Executive Director & Chief Operating Officer

Mr Justin Tan Wah Joo
Executive Director & Executive Vice President - Leisure & Hospitality

Mr Lee Choong Yan
Executive Vice President - Resorts Operations

Colonel (R) Dato' Cheng Wah
Senior Vice President - Property Development

Mr Wong Yun On
Senior Vice President - Hotel Operations

Dato' Anthony Yeo Keat Seong
Senior Vice President - Public Relations & Communications

Mr Jeffrey Teoh Kak Siew
Senior Vice President - Casino Marketing

Mr Lim Eng Ming
Senior Vice President - Casino & Security Operations

Ms Koh Poy Yong
Senior Vice President - Finance

Mr Bobby Ooi Kim Tee
Senior Vice President - Human Resources

Mr Raymond Yap Yin Min
Senior Vice President - Theme Park & First World Plaza Operations

Mr Lee Thiam Kit
Senior Vice President - Resorts Operations

AUDIT COMMITTEE

Dato' Siew Nim Chee
Chairman/Independent Non-Executive Director

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

Mr Justin Tan Wah Joo
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/ Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

RESORTS WORLD BHD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 58019-U

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
: (03) 2178 2288/2382 2288 w.e.f. August 2004
Fax : (03) 2161 5304
E-mail: rwbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
: (03) 2178 2266/2382 2266 w.e.f. August 2004
Fax : (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(formerly known as Malaysia Securities Exchange Berhad)
(22 December 1989)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com.my

directors' profile

Tan Sri Lim Kok Thay (Malaysian, aged 52), appointed on 17 October 1988, is the Chairman, President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the Chairman, President & Chief Executive of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Chairman of Genting International PLC and a Director of Pacific Lottery Corporation. In addition, he sits on the Boards of other Malaysian and foreign companies. He joined the Genting Group in 1976 and has since served in various positions within the Group. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds 50,000 ordinary shares and has a share option to subscribe for 750,000 ordinary shares in the Company.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 65), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board. He is also the Deputy Chairman of Genting Berhad and the Chairman on the Board of public-listed Park May Berhad and General Corporation Berhad. He is a Director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmFinance Berhad. He is the President of The Malaysian Institute of Management.

Tun Mohammed Hanif holds 1,000 ordinary shares and has a share option to subscribe for 500,000 ordinary shares in the Company.

Mr Quah Chek Tin (Malaysian, aged 52), appointed on 15 January 2003, is an Executive Director & Chief Operating Officer. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is also an Executive Director of Genting Berhad and a Director of Asiatic Development Berhad and the Alternate Director to Tan Sri Lim Kok Thay on the Board of Genting International PLC. He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company.

Tan Sri Alwi Jantan (Malaysian, aged 69), appointed on 10 August 1990, is an Executive Director. A graduate of the University of Malaya with Bachelor of Arts (Honours) Degree, he had a long career in the public service. Prior to joining the Company, he was the Director General of Public Service Malaysia. He also sits on the Boards of Guinness Anchor Berhad, Genting Golf Course Bhd, Awana Vacation Resorts Development Berhad, Genting Highlands Berhad, FAL Berhad and Hiap Teck Venture Bhd.

Tan Sri Alwi holds 5,000 ordinary shares in the Company and 60,000 ordinary shares in Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of the Company; and has a share option to subscribe for 500,000 ordinary shares in the Company.

Mr Justin Tan Wah Joo (Malaysian, aged 54), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Economics Degree (Honours) from University of Malaya. He went on to receive his professional qualifications and is currently a Fellow of the Australian Society of Certified Practising Accountants (FCPA) and an Associate Member of the Chartered Institute of Management Accountants, United Kingdom (ACMA). He is also the Managing Director of Genting International PLC and a Director of Pacific Lottery Corporation. He has twenty years of working experience with the Genting Berhad Group. He has held and is currently holding directorship in various subsidiaries under the Group.

Mr Justin Tan has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Siew Nim Chee (Malaysian, aged 78), appointed on 11 August 1994, is an Independent Non-Executive Director. He was appointed as Director of Asiatic Development Berhad on 12 June 1980. He holds a Bachelor of Arts Degree and a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He went on to obtain a Master of Science Degree in Industrial Labour Relations from Cornell University in 1953. He was an adviser and consultant to Genting Berhad from 1977 to 1985 and continues to be active in the corporate sector. He also sits on the Boards of Ancom Berhad, Johan Holdings Berhad, UAC Berhad, Malaysia Smelting Corporation Berhad and Malaysian Oxygen Berhad.

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Malaysian, aged 68), appointed on 28 August 1997, is an Independent Non-Executive Director. Tan Sri Wan Sidek holds a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He has vast experience in the civil service where he held several senior posts such as the Secretary General of the Ministry of Science, Technology & Environment (1981 - 1982), Secretary General of the Ministry of Information (1982 - 1986), Deputy Secretary General in the Prime Minister's Department (1986 - 1988) and Secretary General in the Ministry of Home Affairs Malaysia (1988 - 1990). Between 1990 to 1992, he served as the High Commissioner for Malaysia to the United Kingdom and Ambassador for Malaysia to the Republic of Ireland. He also sits on the Boards of Shangri-La Hotels (Malaysia) Berhad, Eng Teknologi Holdings Bhd, Olympia Industries Berhad and MP Technology Resources Berhad.

Tan Sri Dr. Lin See Yan (Malaysian, aged 64), appointed on 27 February 2002, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Experts Group on Finance for Sustainable Development at the UN Commission on Sustainable Development (New York); Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America. He is Chairman, Council of the Graduate School Alumni Association at Harvard University and Member, Visiting Committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. Tan Sri Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as independent Director of Genting Berhad, Ancom Berhad and Fraser & Neave Holdings Berhad.

Tan Sri Clifford Francis Herbert (Malaysian, aged 62), appointed on 27 June 2002, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from the University of Malaya and a Masters of Public Administration from the University of Pittsburgh, United States of America. He retired from the civil service in 1997 and at present sits on the Boards of Percetakan Nasional Malaysia Berhad (PNMB), AMMB Holdings Berhad, AmMerchant Bank Berhad and AmBank Berhad.

Tan Sri Clifford joined the civil service in 1964, serving as an Assistant Secretary in the Public Services Department from 1964 to 1968 and as Assistant Secretary in the Development Administration Unit, Prime Minister's Department from 1968 to 1975. Tan Sri Clifford served in the Ministry of Finance from 1975 to 1997, rising to the post of Secretary General to the Treasury.

During Tan Sri Clifford's tenure in the civil service, he sat on the Boards of the Pepper Marketing Agency, Tourist Development Corporation, Advisory Council of the Social Security Organisation (SOCSO), Aerospace Industries Malaysia Sdn Bhd, Malaysian Highway Authority, Malaysian Rubber Development Corporation (MARDEC), Port Kelang Authority, Kelang Container Terminal Berhad, Bank Industri Malaysia Berhad, Malaysia Export Credit Insurance Ltd., National Trust Fund (KWAN), Kumpulan Khazanah Nasional Bhd, Malaysia Airline System Berhad (MAS), Petroliam Nasional Berhad (PETRONAS), Bank Negara Malaysia and Multimedia Development Corporation Sdn Bhd. He also served as Chairman of the Inland Revenue Board in 1997.

Tan Sri Clifford was instrumental in establishing the Securities Commission of which he was a member from 1993 to 1994 and was also a Board member of the Institute of Strategic and International Studies (ISIS) from 1989 to 1997. As Secretary General to the Minister of Finance, he was also appointed as alternate Governor to the World Bank. Tan Sri Clifford was appointed as Director of KL International Airport Bhd (KLIAB) in 1993. On 16 July 2000 he was appointed as Executive Chairman of PNMB and is currently Chairman of PNMB with effect from 16 July 2002.

Attendance at Board Meetings
The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 32 of this Annual Report.

Exemption No. 82-3229

chairman's statement / *penyata pengerusi*



"On behalf of the Board of Directors, I am pleased to present to you, for the first time as Chairman, the Annual Report and Audited Financial Statements of the Resorts World Group of Companies ("Group") for the financial year ended 31 December 2003."

"Bagi pihak Lembaga Pengarah, saya dengan sukacitanya, buat pertama kalinya sebagai Pengerusi, membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk Syarikat-syarikat dalam Kumpulan Resorts World ("Kumpulan") bagi tahun kewangan berakhir 31 Disember 2003."

PERFORMANCE REVIEW

The year under review proved to be very challenging for the Group. The outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region during the second quarter of 2003 had adversely impacted the leisure and hospitality industry as a whole and the Group's financial performance was not spared. Revenue for the Group decreased by 3% to RM2,708.4 million and profit before tax declined by 19% to RM758.7 million in 2003. The lower results were mainly due to the share of losses incurred by the Group's associate Star Cruises Limited arising mainly from asset impairment losses and the adverse impact of the SARS outbreak.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2003 RM million	2002 RM million	Change %
Operating revenue	2,708.4	2,781.5	(2.6)
Profit before taxation	758.7	939.6	(19.3)
Profit after taxation	509.4	642.9	(20.8)
Net profit for the year	509.8	643.3	(20.8)
Shareholders' equity	4,145.4	3,769.4	10.0
Total assets employed	6,390.7	6,279.4	1.8
Basic earnings per share (sen)*	46.7	58.9	(20.7)
Diluted earnings per share (sen)*	46.7	58.9	(20.7)
Net dividend per share (sen)	13.0	12.6	3.2
Dividend cover (times)*	3.6	4.7	(23.4)
Net tangible assets per share (RM)	3.80	3.45	10.1
Return (after tax and minority interests) on average shareholders' equity (%)	12.9	18.3	(29.5)

* *Computed based on profit after taxation and minority interests.*

TINJAUAN PRESTASI

Tahun dalam tinjauan merupakan satu tahun yang sungguh mencabar bagi Kumpulan. Wabak Sindrom Pernafasan Akut Yang Teruk ("SARS") yang tercetus di rantau ini semasa suku ke dua tahun 2003 telah mendatangkan kesan yang buruk kepada industri peranginan dan keraian keseluruhannya dan prestasi kewangan Kumpulan juga tidak terkecuali dari merasai kesannya. Hasil bagi Kumpulan telah menurun sebanyak 3% kepada RM2,708.4 juta dan keuntungan sebelum cukai menurun sebanyak 19% kepada RM758.7 juta di dalam 2003. Keputusan yang lebih rendah ini adalah khususnya disebabkan perkongsian kerugian yang ditanggung oleh Star Cruises Limited, syarikat sekutu Kumpulan yang timbul terutama dari kerugian kelemahan aset dan kesan buruk wabak SARS.

DIVIDEN

Lembaga Pengarah bercadang untuk mengekalkan keseimbangan yang munasabah di antara pembayaran keluar dividen dan menyimpan dana untuk tujuan perkembangan perniagaan Kumpulan yang akan datang. Dividen interim sebanyak 8.5 sen sesaham tolak 28% cukai, berjumlah RM66.8 juta telah dibayar pada 27 Oktober 2003. Lembaga Pengarah telah mencadangkan untuk menaikkan dividen akhir kasar ke 9.5 sen sesaham dari 9.0 sen sesaham di dalam tahun kewangan sebelumnya, tolak 28% cukai pendapatan.

Dividen akhir yang dicadangkan akan berjumlah RM74.7 juta dan akan memerlukan kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ke Dua Puluh Empat yang akan datang. Jumlah dividen kasar sesaham bagi tahun akan bertambah ke 18.0 sen dari 17.5 sen bagi tahun sebelumnya.

PROFIT/(LOSS) BEFORE TAXATION


RM million
1500
1000
500
0
(500)
(1000)
648.1
(646.6)
605.4
939.6
758.7
1999
2000
2001
2002
2003

TOTAL ASSETS EMPLOYED


RM million
8,000
6,000
4,000
2,000
0
4,998.6
5,329.6
5,732.7
6,279.4
6,390.7
1999
2000
2001
2002
2003

BASIC EARNINGS/(LOSS) PER SHARE


Sen
100
75
50
25
0
(25)
(50)
(75)
(100)
59.2
(80.2)
32.3
58.9
46.7
1999
2000
2001
2002
2003

NET TANGIBLE ASSETS PER SHARE


RM
5
4
3
2
1
0
3.71
2.78
2.98
3.45
3.80
1999
2000
2001
2002
2003

DIVIDENDS

The Board intends to maintain a reasonable balance between dividend payouts and the setting aside of funds for the future business expansion of the Group. An interim dividend of 8.5 sen per share less 28% tax, amounting to RM66.8 million was paid on 27 October 2003. The Board has recommended to increase the final gross dividend to 9.5 sen per share from 9.0 sen per share in the previous financial year, less income tax of 28%.

The proposed final dividend will amount to RM74.7 million and will require the approval of shareholders at the forthcoming Twenty-Fourth Annual General Meeting. Total gross dividend per share for the year will increase to 18.0 sen from 17.5 sen in the previous year.

BUSINESS DEVELOPMENTS

During the year under review, the Group focused on enhancing Genting Highlands Resort ("Resort") as a "City of Entertainment" with world-class leisure and entertainment attractions.

Marketing and promotional efforts were intensified and despite the difficult and challenging business conditions that were exacerbated by the Iraq war and the SARS outbreak, visitor arrivals to the Resort increased to 15.6 million visitors in 2003 from 15.4 million visitors in 2002.

PERKEMBANGAN PERNIAGAAN

Pada tahun dalam tinjauan, Kumpulan terus memberikan fokus kepada peningkatan Genting Highlands Resort ("Resort") sebagai Kota Keriangan dengan tarikan-tarikan keraian bertaraf dunia dan tarikan-tarikan hiburan.

Usaha-usaha pemasaran dan promosi telah diperhebatkan dan walaupun dengan keadaan perniagaan yang payah dan mencabar yang telah diburukkan lagi oleh perang Iraq dan wabak SARS, jumlah para pelawat yang mengunjungi Resort bertambah ke 15.6 juta di dalam 2003 dari 15.4 juta para pelawat di dalam 2002.

Usaha-usaha Kumpulan untuk terus mempromosikan dan mempertingkatkan kedudukan Resort sebagai pusat percutian yang terulung telah diiktiraf apabila Resort telah memenangi tiga Anugerah Kecemerlangan di Anugerah Hospitaliti Asia Platinum 2003-2004. Anugerah-anugerah Kecemerlangan ini adalah untuk Genting Highlands Resort sebagai ***Pusat Peranginan Keluarga/Taman Tema Mewah Terbaik,*** *Resorts World Bhd untuk* ***Pencapaian Terulung dalam Hotel/Pusat Peranginan*** *dan First World Hotel sebagai* ***Hotel Baru Terbaik*** *di Malaysia. First World Plaza, pusat idaman beli belah yang tertinggi di Malaysia pada kira-kira 2,000 meter di atas aras laut, juga telah diiktiraf sebagai* ***Pusat Membeli belah Yang Paling Menyokong*** *oleh Anugerah Pelancongan Malaysia 2003. Sanjungan-sanjungan ini merupakan testimoni bagi dedikasi kerja kami dan mengilhami kami untuk terus menawarkan tarikan-tarikan keraian dan hiburan serta perkhidmatan yang terbaik di Malaysia dan juga di dunia.*

The Group's efforts to continually promote and enhance the Resort's position as the premier holiday resort have been duly recognised as the Resort won three prestigious Awards of Excellence at the Hospitality Asia Platinum Awards 2003-2004. These Awards of Excellence are for Genting Highlands Resort as the ***Best Deluxe Family Resort/Theme Park***, Resorts World Bhd for ***Outstanding Achievements in Hotel/Resort*** and the First World Hotel for the ***Best New Hotel*** in Malaysia. *First World Plaza*, the highest shopping paradise in Malaysia at about 2,000 metres above sea level, was also recognised as the ***Most Supportive Shopping Complex*** by Malaysia Tourism Awards 2003. These accolades stand as testimonies of our dedicated work and inspire us to continue to offer the best of leisure and entertainment attractions and services in Malaysia and in the world.

During the year under review, the Group continued with the second phase development of the First World Complex, with the construction of Tower 2. The 9-level car park in Tower 2 was completed in 2002 while the construction of hotel rooms is still ongoing. Construction works for the additional 2,900 rooms will be phased over 3 years with the first 1,000 rooms scheduled for completion by end 2004, the second 1,000 rooms by end 2005 and the balance by end 2006. With the completion of Tower 2, First World Hotel will have an inventory of over 6,200 rooms and will be the largest hotel in the world.

The Group continues to enhance its resort facilities to serve the discerning needs of our customers. Renovations and room upgrading works were undertaken at the Resort. At Genting Hotel, two hotel floors were converted and refurbished into luxury suite rooms. Named *"Club Elite"*, these newly remodelled suites will provide luxurious facilities and personalised butler services for the elite premium guests. Three new entertainment outlets located at Genting Hotel, were added to a vast array of entertainment and food outlets to further cater to the young and energetic; namely "Cloud 9", a latest trendy discotheque, "Sportsbook" for the sports enthusiasts and the African-themed "Safari Fun Pub".

In keeping abreast with modern technology, the Group will progressively have all suite rooms, clubrooms, hotel lobbies, the Genting International Convention Centre and selected food & beverage outlets at the Resort equipped to offer high-speed broadband internet-enabled services. This will ensure that guests at the Resort will be able to enjoy high-speed connectivity to the global internet for their work and pleasure.

During the year, the Group introduced new and highly acclaimed unique entertainment shows that were held for the first time in Malaysia, such as Lady Salsa, an exhilarating Afro-Caribbean dance and musical extravaganza and 1001 Nights: Sinbad, a mesmerising magical show. The Group also produced Fantastica!, Malaysia's first ever new age circus, and the most expensive in-house show to date.

Pada tahun dalam tinjauan, Kumpulan telah meneruskan pembangunan fasa ke dua First World Complex, dengan pembinaan Menara 2. Tempat letak kereta 9 tingkat di Menara 2 telah siap dibina di dalam 2002 sementara pembinaan bilik hotel masih sedang diteruskan. Kerja-kerja pembinaan bagi 2,900 bilik tambahan akan difasakan sepanjang 3 tahun dengan 1,000 bilik dijadualkan siap pada akhir 2004, diikuti 1,000 bilik pada akhir 2005 dan bakinya pada akhir 2006. Dengan siapnya Menara 2, First World Hotel akan berinventori lebih dari 6,200 bilik dan akan menjadi hotel yang terbesar di dunia.

Kumpulan juga terus mempertingkatkan kemudahan-kemudahan resort untuk melayani keinginan kehendak para pelanggan kami. Pengubahsuaian dan kerja-kerja menaik taraf bilik telah dijalankan di Resort. Dua tingkat bilik di Genting Hotel telah dipertingkatkan kepada bilik suit mewah. Dinamakan "Club Elite", suit-suit yang baru dimodel semula ini akan memberikan kemudahan-kemudahan serba mewah dan perkhidmatan-perkhidmatan butler peribadi untuk tetamu-tetamu elit premium. Tiga pusat hiburan baru yang terletak di Genting Hotel, juga dibuka dan menambah kepada pelbagai jenis hiburan dan kedai-kedai makanan untuk memenuhi kehendak golongan muda dan bertenaga; iaitu "Cloud 9", sebuah disko terbaru dan bergaya, "Sportsbook" untuk peminat-peminat sukan dan "Safari Fun Pub" yang bertemakan Afrika.

Di dalam usaha untuk beriringan dengan teknologi moden, Kumpulan akan melengkapkan secara progresif semua bilik suit, bilik kelab, lobi hotel, Genting International Convention Centre dan kedai makanan dan minuman pilihan di Resort untuk menawarkan perkhidmatan internet jalur lebar berkelajuan tinggi. Ini akan memastikan tetamu-tetamu di Resort menikmati kesambungan berkelajuan tinggi kepada internet sejagat untuk kemudahan kerja dan keriangan mereka.

Di dalam tahun ini, Kumpulan telah memperkenalkan persembahan-persembahan sanjungan tinggi yang baru dan yang dipersembahkan buat pertama kalinya di Malaysia, seperti Lady Salsa, sebuah tarian dan muzikal Afro-Carribean yang berekstravaganza dan 1001 Nights: Sinbad, sebuah persembahan menawan yang penuh magik. Kumpulan juga menerbitkan Fantastica! iaitu pertunjukan sarkas era baru yang pertama di Malaysia, dan persembahan dalaman yang termahal setakat ini.

Resort juga menjadi pentas pertunjukan terulung "Dances of the Dynasties" yang diadakan pada bulan Januari 2004, sebagai satu usahasama untuk mempromosikan Tahun Persahabatan Malaysia-China 2004. Pertunjukan ini yang diadakan di Genting International Showroom, telah dipersembahkan oleh Shanghai Song & Dance Ensemble yang terkenal dan mempamerkan sejarah China yang merangkumi 5,000 tahun melalui pertunjukan tarian gemilang dan kostum bagi sepanjang lima dinasti China yang lalu.

The Resort was also the stage venue for the renowned "Dances of the Dynasties" which was held in January 2004, as part of the joint efforts to promote the Malaysia-China Friendship Year 2004. Held at the Genting International Showroom, the show was performed by the well known Shanghai Song & Dance Ensemble and showcased 5,000 years of China's history through displays of magnificent dances and costumes over the last five dynasties of China.

The Group began construction work on a new two-lane road between the hilltop and Chin Swee Caves temple area of the Resort. Scheduled for completion in 2005, the new road will serve to ease traffic flow at the Resort and to cope with the additional traffic when Tower 2 of First World Complex is completed.

The expansion and upgrading works at Awana Porto Malai, Langkawi ("Awana Porto Malai") which began in December 2002 was completed in August 2003, in time for the Langkawi International Maritime and Aerospace Exhibition. The Mediterranean-styled resort now offers another 42 new rooms which include a penthouse unit and 3 junior suites, a column-free grand ballroom, 8 meeting rooms, a multi-purpose hall, a swimming pool, a beautifully landscaped car park with additional car park bays, the grand porte cochere and a new reception cum lounge. These additional features will enhance the resort's capability to cater to international and local events and promote Awana Porto Malai as one of the most exciting holiday destinations in Langkawi.

Star Cruises Limited ("SCL") continues to prove its ability as the third largest cruise line in the world and the leading cruise operator in Asia-Pacific with its flexible fleet strategies to handle unexpected challenges and to provide the best cruise itineraries.

The SARS outbreak and the Iraq war were difficult times for the cruise and leisure travel business. During that period, SCL was able to reposition and temporary redeploy two of its megaships SuperStar Leo and SuperStar Virgo to Sydney and Perth in Australia from Hong Kong and Singapore respectively. This brief stint was very well received by the Australian market with SuperStar Leo being the largest cruise ship to have ever entered Sydney Harbour and sailed under the Harbour Bridge. The ships were later redeployed back to Hong Kong and Singapore respectively in mid 2003 when the SARS outbreak was declared over. The encouraging response received in Australia prompted SCL to introduce a new summer programme by SuperStar Leo from January to March 2004.

Despite the unfortunate shipyard accident in January 2004 which has delayed the completion of the new Pride of America ship, SCL via Norwegian Cruise Line ("NCL"),

Kumpulan memulakan kerja-kerja pembinaan jalan baru dua lorong di antara puncak bukit dan di tokong Chin Swee Caves di persekitaran Resort. Dijadualkan siap di dalam 2005, jalan baru ini akan melegakan lalulintas trafik di Resort serta menampung lalulintas tambahan apabila siapnya Menara 2 di First World Complex.

Kerja-kerja mempertingkatkan Awana Porto Malai, Langkawi ("Awana Porto Malai") yang bermula pada bulan Disember 2002 telah disiapkan pada bulan Ogos 2003, tepat pada masa bermulanya Pameran Antarabangsa Maritim dan Aeroangkasa Langkawi. Kini, resort ala Mediterranean ini menawarkan 42 buah bilik baru termasuk satu unit emper dan 3 suit junior, dewan besar tanpa tiang, 8 bilik mesyuarat, sebuah dewan serba guna, sebuah kolam renang, tempat letak kereta dengan lanskap cantik serta tambahan ruang letak kereta, 'porte cochere' yang megah dan ruang sambut tetamu serta ruang menunggu yang baru. Tambahan ciri-ciri baru ini akan meningkatkan lagi daya tarikan resort ini untuk mengadakan acara-acara antarabangsa dan tempatan dan mempromosi Awana Porto Malai sebagai salah satu destinasi percutian yang paling menarik di Langkawi.

Star Cruises Limited ("SCL") terus membuktikan kebolehannya sebagai pelayaran persiaran yang ketiga terbesar di dunia dan operator kapal pelayaran persiaran yang unggul di Asia-Pasifik dengan strategi perkapalan yang fleksibel untuk mengendalikan cabaran-cabaran yang tidak diduga dan menawarkan jadual perjalanan pelayaran persiaran yang terbaik.

Wabak SARS dan peperangan di Iraq merupakan tempoh masa yang sangat rumit bagi perniagaan pelayaran dan perniagan perjalanan keraian. Dalam tempoh itu, SCL berupaya untuk mengubah kedudukan dan buat sementara waktu menglokasikan dua kapal besarnya, SuperStar Leo dan SuperStar Virgo masing-masing ke Sydney dan Perth di Australia dari Hong Kong dan Singapura. Perpindahan sementara ini diterima baik oleh pasaran Australia dengan SuperStar Leo menjadi kapal pelayaran terbesar yang pernah melalui Sydney Harbour dan melayari di bawah Harbour Bridge. Kapal-kapal itu kemudiannya dilokasi kembali ke Hong Kong dan Singapura masing-masing pada pertengahan 2003 bila wabak SARS dilaporkan berakhir. Sambutan yang menggalakkan yang diterima di Australia merangsang SCL untuk memperkenalkan program baru pelayaran musim panas oleh SuperStar Leo dari bulan Januari hingga Mac 2004.

Walaupun kejadian kemalangan limbungan kapal pada Januari 2004 yang telah melambatkan siapnya kapal baru Pride of America, SCL melalui Norwegian Cruise Line ("NCL"), sekali lagi telah menunjukkan kebolehannya untuk mengharungi perubahan di luar dugaan dengan menukar kedudukan Norwegian Sky and SuperStar Leo. Norwegian Sky, yang dinamakan Pride of Aloha, akan ditandai bendera semula ke dalam daftar Amerika Syarikat untuk menggantikan Pride of America dan akan meneruskan pelayaran persiaran di antara pulau-pulau Hawaii pada bulan Julai 2004. SuperStar Leo, kini dinamakan Norwegian Spirit telah diatur semula dari Hong Kong untuk menggantikan jadual perjalanan Norwegian Sky di Alaska.

again showed its ability to meet unexpected changes by repositioning Norwegian Sky and SuperStar Leo. Norwegian Sky, renamed as Pride of Aloha, will be reflagged into the US register to replace Pride of America and will commence inter-island Hawaiian cruises in July 2004. SuperStar Leo, now renamed Norwegian Spirit has been deployed from Hong Kong to replace the Norwegian Sky's itinerary in Alaska.

SCL celebrated its 10th Anniversary of great cruising in October 2003 with a plethora of celebrations onboard its ships, with the theme "Celebrating The Stars".

Fleet rejuvenation plans for the Star Cruises and NCL fleets are underway and will continue in 2004 and beyond. This strategy would see the transfer of medium capacity NCL ships to replace older Star Cruises vessels in high growth markets in Asia as NCL's newbuilds are progressively introduced into the North American market. Towards this, SuperStar Capricorn and SuperStar Aries have been sold.

The *WorldCard*, the Group's customer loyalty programme surpassed one million members in early January 2004. An agreement with SCL in January 2004 enabled *WorldCard* to jointly develop and to grow the *WorldCard* programme together with SCL. During the year, a range of *WorldCard* products was launched in collaboration with selected *WorldCard* merchants such as Suntec City Mall, The Coffee Bean & Tea Leaf, Haagen Dazs and many others which utilised the strengths of the *WorldCard* brand and technology platform. *WorldCard* members can enjoy cross-border values and recognition at over 120 merchants with more than 1,300 outlets in Malaysia, Singapore and Hong Kong from the leisure, dining, retail and entertainment segments.

The Group will continue to capitalise on e-commerce and IT developments to improve its operations. Among the many value-added application systems implemented to improve the Group's customer service capabilities was the latest Avaya Interactive Centre system to handle high call volume at the WorldReservations Centre. Also implemented were the "Digital Boardroom" which allows online documentation access for directors and senior management, the server-based network computing solution Citrix, and the IBM Tivoli Enterprise Management System.

The Genting Hospitality Property Management System, which is developed by eGenting, the IT-related subsidiary of Genting Berhad, has been successfully rolled out at the Theme Park Hotel in August 2003. This system will be progressively implemented to all other properties at the Resort by the end of 2004.

SCL telah menyambut ulang tahun yang ke 10 untuk pelayaran persiaran yang hebat pada bulan Oktober 2003 dengan pelbagai sambutan di atas kapal-kapalnya, dengan tema "Celebrating The Stars".

Rancangan pembalikmudaan perkapalan Star Cruises *dan NCL sedang dijalankan dan akan diteruskan di dalam tahun 2004 dan seterusnya. Strategi ini akan menyaksikan pemindahan kapal NCL yang berkapasiti sederhana untuk menggantikan kapal-kapal Star Cruises yang lebih berusia di bahagian pasaran berketumbuhan tinggi di Asia, di mana kapal-kapal NCL yang baru akan diperkenalkan secara progresif ke dalam pasaran Amerika Utara. Bagi tujuan ini, SuperStar Capricorn dan SuperStar Aries telah dijual.*

WorldCard, program kesetiaan pelanggan Kumpulan telah melepasi keahlian sejuta orang pada awal Januari 2004. Satu perjanjian dengan SCL pada bulan Januari 2004 telah membolehkan WorldCard untuk membangun dan mengembangkan program WorldCard bersama-sama dengan SCL. Di dalam tahun ini juga, pelbagai produk WorldCard telah dilancarkan dengan kerjasama bersama pedagang-pedagang WorldCard terpilih seperti Suntec City Mall, The Coffee Bean & Tea Leaf, Haagen Dazs dan banyak lagi yang akan menggunakan kekuatan jenama WorldCard dan platform teknologi. Ahli-ahli WorldCard boleh menikmati nilai-nilai bersilang sempadan dan dikenali di lebih 120 pedagang dengan lebih dari 1,300 kedai saluran keluar di Malaysia, Singapura dan Hong Kong dari segmen-segmen keraian, makanan, peruncitan dan hiburan.

Kumpulan akan terus mengambil kesempatan dari e-perdagangan dan kemajuan IT untuk meningkatkan operasinya. Di antara sistem-sistem aplikasi penambah nilai yang dilaksanakan untuk mempertingkatkan lagi keupayaan perkhidmatan pelanggan Kumpulan ialah sistem Avaya Interactive Centre yang terbaru untuk mengendalikan jumlah panggilan yang banyak ke WorldReservations Centre. Juga dilaksanakan ialah "Digital Boardroom" yang membolehkan akses terus kepada dokumen untuk para pengarah dan pihak pengurusan kanan, solusi komputasi rangkaian berasaskan server Citrix, dan Sistem Pengurusan Enterprise IBM Tivoli.

Genting Hospitality Property Management System, yang dimula dan dimajukan oleh eGenting, iaitu subsidiari berkaitan IT Genting Berhad, telah berjaya dilancarkan di Theme Park Hotel pada bulan Ogos 2003. Sistem ini akan dilaksanakan secara progresif ke semua hartanah lain di Resort sebelum akhir tahun 2004.

Kakitangan terus memainkan peranan yang penting dalam menentukan pertumbuhan dan kejayaan Kumpulan. Pada 12 April 2004, Kumpulan telah menandatangani Perjanjian Kolektif yang ke 8 dengan kesatuan pekerjanya. Perjanjian Kolektif ini membolehkan Kumpulan mengekalkan keharmonian industri yang berterusan di antara pihak pengurusan dan para kakitangan yang akan mengekalkan kestabilan dan pertumbuhan Kumpulan.

Employees continue to play an integral role in the growth and success of the Group. On 12 April 2004, the Group signed the 8th Collective Agreement with its employees' union. The Collective Agreement enables the Group to maintain continuous industrial harmony between its management and employees which will ensure further stability and growth for the Group.

CORPORATE DEVELOPMENTS

During the year, the Group participated in SCL's rights issue of 7 new shares for every existing 100 shares held involving the issue of about 346.3 million new shares of US$0.10 each at the rights issue price of HKD2.25 per share. The rights issue which raised about US$100 million for SCL was completed on 11 December 2003.

PROSPECTS

I believe 2004 should be a better year for the Group, as the country continues to enjoy prosperity, peace, harmony, political stability and economic growth. The unfortunate events of SARS and Iraq war in the first half of 2003 did dampen our performance generally but we have performed much better since. We are confident that barring any unforeseen circumstances, the prospects are good for the tourism industry.

APPRECIATION

On behalf of the Board and staff, I wish to express our sincere appreciation and profound gratitude to Tan Sri Lim Goh Tong, our Founder and Chairman, who retired from the Board on 31 December 2003. Tan Sri Lim Goh Tong who had founded and steered the Genting Group at its helm for 38 years has seen the growth of the Group from strength to strength to become one of the best managed and leading companies in Asia. We thank Tan Sri Lim for his invaluable contributions to the Group and the fond irreplaceable memories of his stewardship. The Board and staff also wish him continued happy retirement, good health and long life.

I am honoured for the leadership confidence that the Board has placed in me. I pledge to continue to build on the strong foundations that Tan Sri Lim Goh Tong has laid and to steer the Group to brighter horizons ahead.

I also wish to extend my thanks and gratitude to our shareholders, customers, business associates and the relevant authorities for the continuous support and confidence in the Group. My appreciation is also extended to the management and staff for their commitment, loyalty and dedicated work throughout the year. May we work towards achieving higher growth and better performances for the Group.

TAN SRI LIM KOK THAY
Chairman
5 May 2004

PERKEMBANGAN KORPORAT

Dalam tahun ini, Kumpulan telah mengambil bahagian di dalam penempatan saham SCL bagi 7 saham baru untuk setiap 100 saham yang sedia ada dipegang yang melibatkan penerbitan kira-kira 346.3 juta saham baru berharga US$0.10 setiap satu pada harga saham terbitan HKD2.25 sesaham. Terbitan saham ini yang menghasilkan kira-kira US$100 juta untuk SCL, diselesaikan pada 11 Disember 2003.

PROSPEK

Saya percaya 2004 akan menjadi tahun yang lebih cemerlang untuk Kumpulan, seiringan dengan kemakmuran, keamanan, keharmonian, kestabilan politik dan pertumbuhan ekonomi negara. Peristiwa-peristiwa malang seperti SARS dan perang di Iraq pada setengah tahun pertama 2003 memang telah melembapkan prestasi kita pada keseluruhannya tetapi kita telah menunjukkan prestasi yang lebih memberangsangkan semenjak itu. Kami yakin, sekiranya tidak ada sebarang rintangan yang tidak diduga, prospek untuk industri pelancongan adalah baik.

PENGHARGAAN

Bagi pihak Lembaga Pengarah dan kakitangan, saya ingin memaparkan penghargaan ikhlas kesyukuran dan penuh hutang budi kepada Tan Sri Lim Goh Tong, Pengasas dan Pengerusi kita, yang telah bersara dari Lembaga Pengarah pada 31 Disember 2003. Tan Sri Lim Goh Tong yang telah mengasaskan dan menerajui Kumpulan Genting selama 38 tahun dan menyaksikan perkembangan Kumpulan sehingga menjadi salah satu daripada syarikat yang paling baik pengurusannya dan juga satu syarikat yang unggul di Asia. Kami mengucapkan terima kasih kepada Tan Sri Lim di atas segala sumbangan yang sangat tinggi nilainya kepada Kumpulan dan segala kenangan manis yang tidak boleh diganti semasa pengurusannya. Lembaga Pengarah dan kakitangan juga ingin mengucapkan selamat bersara, kesihatan baik dan panjang umur yang berterusan.

Saya berasa bangga di atas keyakinan pemimpinan oleh pihak Lembaga Pengarah pada diri saya. Saya berikrar untuk terus membina di atas asas teguh kejayaan berdasarkan asas kukuh yang telah dibina oleh Tan Sri Lim Goh Tong dan mengemudi Kumpulan ini terus ke arah kecemerlangan masa depan.

Saya juga ingin menyampaikan terima kasih dan penghargaan kepada para pemegang saham, para pelanggan, rakan-rakan perniagaan dan pihak-pihak berkuasa di atas sokongan dan keyakinan berterusan mereka kepada Kumpulan. Penghargaan saya juga ditujukan kepada pihak pengurusan dan seluruh kakitangan untuk komitmen, kesetiaan dan dedikasi kerja sepanjang tahun. Semoga kita akan terus berusaha untuk mencapai pertumbuhan yang lebih tinggi dan prestasi yang lebih baik untuk Kumpulan.

TAN SRI LIM KOK THAY
Pengerusi
5 Mei 2004

主席文告

我首次以主席身份欣然代表董事部呈獻截至2003年12月31日止的名勝世界集團（本集團）常年報告及已審核的財政報告。

業績檢討

對本集團來說，本檢討年度是極具挑戰性的。2003年第二季在本區域發生的非典型肺炎疫情（“沙斯”），嚴重影響整體休閒及酒店業，而本集團的財政業績也不能幸免。在2003年，本集團的營業額因而減少3%至二十七億八百四十萬零吉，而其稅前盈利也降低19%至七億五千八百七十萬零吉。較低的業績，主要是由于須分擔本集團聯號公司麗星郵輪因資產損壞的虧損及發生沙斯疫情的不利影響所造成的虧損。

股息

本董事部意圖在股息的分發和本集團未來生意擴展的撥款之間維持合理的平衡。每股享有8.5仙，但須扣28%所得稅而共達六千六百八十萬零吉的中期股息，已于2003年10月27日付出。本董事部建議增付終期股息至每股9.5仙，但須扣28%所得稅，而前一年的終期股息是每股9.0仙。

建議中的終期股息高達七千四百七十萬零吉，它須獲得行將來臨的第24屆常年股東大會的批准。本年度每股的股息總額，從前一年的17.5仙增至18.0仙。

財政重點

截至12月31日年度	2003年 百萬零吉	2002年 百萬零吉	相差 %
營運收入	2,708.4	2,781.5	(2.6)
稅前盈利	758.7	939.6	(19.3)
稅後盈利	509.4	642.9	(20.8)
年度淨盈利	509.8	643.3	(20.8)
股東股權	4,145.4	3,769.4	10.0
全部動用資產	6,390.7	6,279.4	1.8
每股基本收益 [仙]*	46.7	58.9	(20.7)
每股沖淡收益 [仙]*	46.7	58.9	(20.7)
每股淨股息 [仙]	13.0	12.6	3.2
股息補足率 (倍)*	3.6	4.7	(23.4)
每股淨有形資產(零吉)	3.80	3.45	10.1
平均股東股權(在扣稅及少數股東利益後)的回酬[%]	12.9	18.3	(29.5)

** 根據扣稅及少數股東利益後的盈利計算。*

業務發展

在本檢討年度，本集團著重致力提升雲頂高原勝地（本勝地）作為“娛樂城”的世界級休閒及娛樂景點。

我們已大力加強市場促銷的努力。雖然伊拉克戰爭和沙斯疫情的發生使生意情況更形困難及具挑戰性，2003年前來本勝地的訪客，卻從2002年的一千五百四十萬人次，增至一千五百六十萬人次。

本集團持續不斷地促銷及提升本勝地作為首要的渡假勝地，已獲得應得的表揚，本勝地在2003-2004年度休閒酒店業白金獎頒獎禮上獲得三項顯赫的卓越獎。這些卓越獎為：雲頂高原勝地獲得大馬最豪華家庭勝地／主題公園獎；名勝世界有限公司獲得大馬酒店／勝地傑出成就獎；以及第一大酒店獲得大馬最佳新酒店獎。位于海拔大約2000公尺以上的大馬最高購物天堂，即第一大廣場，也在2003年度大馬旅遊業獎的頒獎禮上被表揚為最受支持的購物中心。這些獎項在在証明了我們的獻身工作，並促使我們繼續提供大馬及世界上最佳的休閒娛樂景點與服務。

在本檢討年度，本集團繼續進行承建第一綜合中心第二期發展下的塔樓2。塔樓2的9層泊車場已于2002年完竣，而酒店客房仍在繼續興建中。另外2,900間客房的建造工程，將分3年期進行，其首期1,000間客房訂于2004年年杪完竣，而次期的1,000間以及餘下的客房則分別訂于2005年杪和2006年杪完竣。隨著塔樓2的完竣，第一大酒店將擁有超過6,200間客房，而它將成為世上最大的酒店。

稅前盈利


百萬 零吉
1500
1000
500
0
(500)
(1000)
648.1
(646.6)
605.4
939.6
758.7
1999
2000
2001
2002
2003

全部動用資產


百萬 零吉
8,000
6,000
4,000
2,000
0
4,998.6
5,329.6
5,732.7
6,279.4
6,390.7
1999
2000
2001
2002
2003

每股基本收益 /(虧損)


仙
100
75
50
25
0
(25)
(50)
(75)
(100)
59.2
(80.2)
32.3
58.9
46.7
1999
2000
2001
2002
2003

每股淨有形資產


零吉
5
4
3
2
1
0
3.71
2.78
2.98
3.45
3.80
1999
2000
2001
2002
2003

本集團繼續努力提升其勝地設備，為我們客戶的精明需求提供服務。因此本勝地進行了裝修及客房的提升工程。在雲頂酒店，有兩層樓被改裝成豪華套房。這些命名為"名流雅士俱樂部"的新模式套房，將為特別貴賓提供豪華設備和私人管家服務。在雲頂酒店已增設三家娛樂場所，加入其設有的眾多娛樂及飲食中心，以應付年青和精力充沛人士的需求。它們是"Cloud 9" － 最新潮流的士哥；"Sportsbook"，為體育發燒友而設，以及以非洲為主題的"Safari Fun Pub"。

為與現代科技並駕齊驅，本組將逐步在其勝地的套房、俱樂部聚會室、酒店大廳，雲頂國際會議中心及特選的飲食場所裝置設備，以提供高速寬頻道的互聯網服務。此舉將確保本勝地的賓客能在工作及娛樂時，享有高速的環球互聯網聯線服務。

在這一年，本集團推出大馬破題兒第一遭的新穎及受高度讚揚的獨特娛樂表演，如Lady Salsa，一種令人振奮的非洲 － 加叻比海舞蹈和音樂盛會；以及新巴1001之夜，一種令人迷惑的魔術表演。本集團也推出大馬史上首次的新時代馬戲團Fantastica!。這是至今最昂貴的室內表演。

本勝地是著名的皇朝舞蹈"Dances of the Dynasties"演出的地點，這是促進2004年度大馬 － 中國友誼年的一項共同努力。此項演出已于2004年1月舉行。此項假雲頂國際表演廳舉行的演出，是由著名的上海歌舞團擔綱的，它通過展出中國五個朝代的壯麗舞蹈和服裝，來展示中國五千年的歷史。

本集團在本勝地的山頂和清水岩廟區之間開始建造一條二車道的道路。此條訂于2005年建好的新路，將舒緩本勝地的交通流量，並能在第一綜合中心的塔樓完成後，應付額外的交通流量。

于2002年12月開工的浮羅交怡阿娃那波都馬萊擴建及提升工程，經于2003年8月完竣，趕上浮羅交怡國際海空展的舉行。目前這個地中海式的勝地提供另外四十二間新客房，包括一間閣樓單位以及三間初級套房、一個無圓柱的大宴廳、一個游泳池、一個設有額外泊車位的美化泊車場、一個大型停車門廊和一個新接待大廳。這些額外的新設備將提升勝地的能力，以舉辦國際性和本地節目；並能促進阿娃那波都馬萊作為浮羅交怡其中一個令人嚮往的渡假目的地。

由于採取具有伸縮性的船隊策略以處理意料之外的挑戰，加上提供全天候的最佳航遊行程，作為世界第三大郵輪公司及亞太區首屈一指的郵輪業者，麗星郵輪已証明了它具有的能力。

沙斯疫情的發生及伊拉克戰爭，是郵輪和休閒旅遊業面對的艱難時期。在這期間，麗星郵輪幸能夠重新部署，暫時將其二艘超級郵輪，即超級獅子星號和超級處女星號，分別從香港及新加坡調遣至澳洲的悉尼和柏斯。此項短期的調派受到澳洲市場的熱烈歡迎。超級獅子星號是進入悉尼港口和航行過港口橋底的最大郵輪。當沙斯疫情被宣佈成為過去後，上述郵輪較後于2003年中期重新被分別調回香港和新加坡。在澳洲獲得的令人鼓舞的反應，促使麗星郵輪為超級獅子星號推出一項2004年一月至三月的新穎夏天節目。

雖然2004年一月不幸發生的造船廠意外導致美國之光號郵輪延期建竣，通過挪威郵輪公司，麗星郵輪又一次展現其應付突變的能力，即將挪威天星號及超級獅子星號重新部署。重新命名為阿羅哈之光號的挪威天星號，將重新更換旗幟在美國註冊，以取代美國之光號，而它也將于2004年7月開始作夏威夷島嶼之間的航遊。現重新命名為挪威精神號的超級獅子星號，已從香港被調派，以取代挪威天星號在阿拉斯加的行程。

麗星郵輪于2003年10月，以"慶祝星座"為主題，通過在其郵輪上的大事慶祝，同歡共慶其十周年的偉大航遊。

麗星郵輪和挪威郵輪船隊的更新計劃已在進行中，而將于2004年及以後繼續進行下去。此項策略是調派挪威郵輪的中型容量船隻，以取代麗星郵輪在亞洲高增長市場的較老船齡船隻，這是因為挪威郵輪的新建船隻已被逐漸引進北美市場。為落實此項目標，超級魔羯星號和超級山羊星號已被出售。

本集團的客戶忠誠計劃下的"世界卡"，已于2004年1月初召收超過一百萬名的會員。世界卡已于2004年一月與麗星郵輪簽署協議，以使世界卡能與麗星郵輪共同發展和促進世界卡計劃的成長。在這一年，世界卡與一些精選的世界卡商家，如Suntec City Mall, The Coffee Bean & Tea Leaf, Haagen Dazs, 以及其他許多利用世界卡品牌和科技平台力量的商家合作，推展一系列的世界卡產品。世界卡會員可在大馬、新加坡和香港的休閒、膳食、零售及娛樂行業的一百廿名以上商家經營的一千三百間以上行銷處，享有跨國界的價值及獲得認同。

本集團將繼續利用電子商業及資訊科技的發展，來提升其業務。已推行的許多增值應用系統，以進一步提升本集團的客戶服務能力，包括最新的Avaya Interactive Centre系統，以處理預定中心的高電話量、及董事和高層管理人員能取得線上文件的數碼董事會議室、 Citrix 的電腦解讀網絡以及IBM Tivoli Enterprise 的管理系統。

由雲頂有限公司的資訊科技子公司，即e雲頂開發的雲頂酒店產業管理系統，已於2003年8月成功在麗園酒店推行。此系統將于2004年杪前在本勝地的其他產業逐步推行。

在本集團的成長和成就上，員工繼續扮演主要的角色。2004年4月12日，本集團與職工會簽署了第八屆集體合約。此項集體合約使本集團能繼續維持資方與勞方之間的工業和諧，以確保本集團能進一步取得穩健的成長。

企業發展

這一年，本集團參與認購麗星郵輪的附加股，即每一現有100股可購買麗星郵輪7新附加股，每一新附加股的價格是港幣2.25元，涉及發出的每股0.10美元的新股，共約有三億四千六百卅萬股。該為麗星郵輪籌獲一億美元左右的附加股，已在2003年12月11日完成。

前景

鑑于我國繼續享有繁榮、和平、和諧、政治穩定及經濟增長，對本集團來說，我相信2004年將是更佳的一年。 2003年上半年不幸發生的沙斯疫情和伊拉克戰爭，的確打擊我們整體的表現，但自此之後，我們已作出更佳的表現。我們有信心，除非出現不可預見的情況，旅遊業的前景是光明的。

致謝

我謹代表董事部和員工，向本公司創辦人兼主席丹斯里林梧桐表達我們衷心及深切的感激。丹斯里林已於2003年12月31日辭去董事職。創立並掌舵雲頂集團卅八年的丹斯里林，已見證本集團持續不斷的成長，并成為亞洲一家最佳管理和首屈一指的公司。我們要感謝丹斯里林對本集團所作的寶貴貢獻，以及他的領導留下的不可磨滅的回憶。本董事部和員工也要祝福他繼續安享退休生活、身體健康及長命百歲。

本董事部對我的領導深具信心，令我很感榮幸。我誓言繼續從丹斯里林梧桐所打下的基礎發揚光大，並帶領本集團邁向更光明的前程。

我也要對我們的股東、客戶、商業同仁及有關當局的持續不斷的支持，和對本集團抱持信心，表示謝意和感激。我也要感謝管理層和員工過去一年所表現的獻身投入、忠心耿耿及孜孜不倦的工作。願我們致力為本集團取得更高的成長和更佳的表現。

丹斯里林國泰
主席
二零零四年五月五日

A Tribute to Tan Sri Lim Goh Tong



We, the Board of Directors, management and staff would like to extend our appreciation and sincere thanks to our beloved and well-respected Tan Sri Lim Goh Tong, the Founder of the Genting Group for his invaluable contributions, wisdom and dedication that laid the solid foundation for the Group. You are an esteemed entrepreneur, outstanding and unique in your own class. Words cannot fully express the thanks and deep gratitude we have for you, Tan Sri.

We thank you, Tan Sri for the fond irreplaceable memories of your stewardship and we wish you happy retirement, good health and long life.

The Beginning of One Man's Dream...




雲頂
GENTING

"Against all odds, he converted his grand vision into a reality - a testament to the kind of courage, diligence and perseverance that distinguishes Tan Sri Lim as one of Malaysia's finest entrepreneurs" - YAB Dato' Seri Abdullah Ahmad Badawi, Prime Minister of Malaysia.





"His ingenuity, single-mindedness and dauntless courage in meeting challenges have enabled him to rise from humble beginnings to great heights of attainment." - YA Bhg Tun Dr Mahathir bin Mohamad - Fourth Prime Minister of Malaysia

The history of the Genting Group began in 1965, when its Founder Tan Sri Lim Goh Tong kick-started his dream project to develop a highlands resort. Through sheer perseverance, courage and dedication, he overcame all odds to transform Gunung Ulu Kali into Genting Highlands Resort, which has grown to become one of Asia's most popular tourist destinations.

"Once the goals have been clearly defined, with the greatest amount of determination and hard work, one can conclusively realise one's goals."

- Tan Sri Lim Goh Tong, Founder

Leads to Great Achievements



Genting - City of Entertainment

and the Success Continues...



A historic moment. Tan Sri Lim Goh Tong handing over the baton of leadership to Tan Sri Lim Kok Thay.

review of operations



GENTING HIGHLANDS RESORT

GENTING - CITY OF ENTERTAINMENT

www.genting.com.my


A MUST-SEE!
MALAYSIA'S FIRST NEW AGE CIRCUS
FANTASTICA!

Genting Highlands Resort ("Resort") or popularly known as Genting - "City of Entertainment" is an invigorating destination that offers endless leisure and entertainment activities in a refreshingly cool highland climate. The Resort is one of Asia's leading holiday destinations and a key holiday destination in Malaysia, attracting visitors from Malaysia, Singapore and all over the world, particularly the Asia-Pacific region.

During the first half of 2003, the operating business conditions were very tough and challenging in view of the economic and geopolitical uncertainties, that were compounded by the Iraq war and the Severe Acute Respiratory Syndrome ("SARS") outbreak. Despite operating under such challenging conditions, the Resort proved its resilience and popularity as Malaysia's premier holiday resort by registering over 15.6 million visitors in 2003, a marginal increase on visitor arrivals over the previous year. [2002: 15.4 million]

Genting - City of Entertainment has received numerous accolades of excellence during the year such as being recognised as the ***Best Deluxe Family Resort/Theme Park,*** the ***Outstanding Achievements in Hotel/Resort Development*** and the ***Best New Hotel*** for First World Hotel [Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)]. First World Plaza, the highest shopping paradise in Malaysia was also recognised as the ***Most Supportive Shopping Complex*** by Malaysia Tourism Awards 2003.

A source of endless entertainment, the Resort is a perfect get-away for people from all walks of life. During the year, the three key venues at the Resort, i.e. the 1,800-pax Genting International Showroom, the 6,000-seat Arena of Stars and the 2,000-pax Pavilion staged many exciting and major international events in the entertainment industry. Numerous international artistes who performed included Sir Cliff Richard, Jim Brickman, Ronan Keating, Air Supply, Herman's Hermit, Bryan Hyland & Johnny Tillotson and Kris Dayanti. Concerts by top Hong Kong and Taiwan superstars such as Emil Chau, Chyi Chin and Elisa Chan as well as one of Arab's best-loved artistes, Kadim Al Sahir were strong crowd-pullers at the Resort.

During the year, the Resort staged the mesmerising "1001 Nights: Sinbad", the in-house production that showcased a fantasy fusion of dance, theatre and magic illusions at Genting International Showroom. This was followed by *"Lady Salsa"* in September 2003. *Lady Salsa* was the first ever London West End production of an Afro-Caribbean dance and music extravaganza to be held at Genting - City of Entertainment and in Malaysia. And these staged productions did not end here.


A Dance Musical, DIRECT FROM CUBA
LADY SALSA

In November 2003, another unique show extravaganza, *"Fantastica! - The New Age Circus"* was introduced. Staged daily at *the Pavilion, Fantastica!* is Malaysia's first new age circus show production and the most expensive show to date produced by Genting - City of Entertainment. The well choreographed show features more than 50 world class performers including gymnasts, acrobats and clowns from Russia, China and all over the world. *Fantastica!* takes its audience into a child's dream rhapsody and delights them with non-stop entertainment acts that are combined with original orchestral music sung live by world class singers.

The Resort has also established itself as a preferred venue for third parties to host their renowned shows, such as Anugerah Era 2003, 3rd Golden Melody Award, Miss Malaysia Chinese International Pageant 2003, Russian Ballet and Astro Kids Talent Quest 2003.

During the year, the Resort also hosted sporting events such as the 18th National Wushu Championship, the 11th Malaysian Lion Dance Championship 2003 and the World Junior Table Tennis Competition.

Several outdoor and street parties were also held at the Resort, catering to the young and trendy crowd. Themed parties such as the Salem rev-Elation, Carlsberg Elevation: Peace on Earth and Cream Party featuring local and international disc jockeys received overwhelming response from thousands of party-revellers.


Dances of the Dynasties
Catch the Stars at Genting-City of Entertainment.

* *Dances of the Dynasties (pictures courtesy of the Star, Malaysia).*


FUN! FUN! FUN!
Great FUN
Free & Easy
City in The Clouds
Fun at the Park

Some of the many promotional and innovative flexible holiday packages available.

HOTELS

The five hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel with a total of about 6,100 hotel rooms, recorded an overall average occupancy rate of 77% in 2003 compared to 79% in 2002. The Resort recorded a total of 3.4 million hotel guests and tourist arrivals from China, Singapore, Taiwan and India were adversely affected during the SARS period. Short-term initiatives focusing on the domestic market and neighbouring countries were undertaken with the introduction of value-for-money packages and intensified marketing and promotional efforts. These efforts have helped to improve visitor arrivals from the domestic market and other countries such as Indonesia and Vietnam.

The ongoing efforts of the hotels division to improve room comfort and services have received further recognition. In September 2003, Resort Hotel and Theme Park Hotel obtained the ISO 9001: 2000 certification whilst Genting Hotel and Highlands Hotel were re-assessed and approved for continued certification by SIRIM Berhad for quality management systems requirements in December 2003. This marks the realisation of all four hotels being awarded this internationally renowned quality certification.

During the year, "Customer Relationship Management (CRM) Awareness Training" was implemented for all employees to consistently instil customer-centric culture in view of the increasing competition in the leisure and hospitality sector. Daily briefings that incorporate CRM elements are continuously imparted to all employees of the Group.

Resort Hotel has renovated and upgraded the hotel rooms at selected floors. Genting Hotel, the flagship hotel of the Resort, is targeted to attract premium hotel guests. Since the last refurbishment in 1994, Genting Hotel has embarked on extensive renovation works in the third quarter of 2003, to convert two floors into luxury suite rooms. Named *"Club Elite"*, these newly remodelled suites will provide luxurious facilities and personalised butler services. This "hotel within hotel" concept includes an upgraded Business Centre, VIP check-in counter, *"Club Elite Dining"* and *"Club Elite Lounge"*.

CONVENTIONS
http://mice.genting.com.my

Genting International Convention Centre ("GICC") is a popular venue for Meetings, Incentives, Conventions and Exhibitions (MICE) at the Resort. A total of 2,107 functions were held at the Resort during the year. Among the numerous major corporate conventioneers who held their events at the Resort were Oracle Corporation, Kah Bintang, Lampe Berger, Elken, M-Plan, Malaysia Alliance Assurance, ING Insurance, John Hancock, Exxon Mobil and Sharp Roxy.

GICC successfully played host venue to two major international events, namely the 52nd Annual Convention for the Travel Agents Association of India with 1,000 members and the 2nd International Symposium for World Chinese Women with 2,000 participants.

The Resort also organised a grand "Media Appreciation Nite" event at the Genting International Showroom in July 2003 to recognise the Group's appreciation for the media's support and assistance over the years. The event was graced by YB Tan Sri Mohd Khalil Yaakob, who was then the Minister of Information, Malaysia.

Spacious meeting rooms at GICC will meet all your convention needs.



SHOPPING AND FOOD & BEVERAGE ("F&B")

First World Plaza, the highest shopping paradise in Malaysia offers visitors a whole new experience of shopping, dining and entertainment. First World Plaza has 77 retail shops and kiosks, 48 F&B outlets, 19 rides and attractions and 6 leisure and entertainment outlets under one roof. A wide range of products and merchandise are sold at branded retail outlets such as B.U.M Equipment, Camel Active, Dockers, U2, Nike, Levi's, Apex Pharmacy and many others.

First World Hotel & Plaza celebrated its 1st Anniversary on 13 July 2003 with the theme *"A Celebration of Many Firsts"*. The event was officiated by YB Datuk Paduka Abdul Kadir Sheikh Fadzir, who was then Minister of Culture, Arts and Tourism, Malaysia.

The Times Square at First World Plaza has become a popular venue for festivity shows and parties, in which the whole square will come alive and be adorned with colourful and attractive decorations. Many fun and exciting programmes and performances were organised at Times Square for the whole family, especially for children and young adults. In 2003, these entertainment activities included Sinbad colouring contest, Sanuk Songkran Festival with live band performances, various cultural dance performances, traditional Thai costume parade, Mashimaro & Friends Cartoon show, New Zealand's Maori Dance Ensemble, Pokemon Cartoon Show and the showcase for Dances of the Dynasties. The annual Year End Countdown Party at the Times Square has become a much-awaited attraction amongst hundreds of revellers every year. The First World Plaza has also organised various shopping events and promotions in conjunction with the Malaysia Mega Sale Carnival and other shopping campaigns to complement the Government's objective to promote Malaysia as the premier shopping destination in the region.

The First World Plaza is also an established hub of F&B outlets that are available at the Resort with a choice of cafes, fast food outlets, specialty restaurants and a food court offering exotic and delicious international and local cuisine. The Group operated 38 F&B outlets, which catered to over 9.5 million food covers during the year under review. Together with other third party F&B outlets, there are a total of 86 outlets at the Resort serving a wide choice of local and international cuisine.

The Resort is constantly cognisant of the ever-changing taste and needs of customers. Hence, five new F&B outlets were opened at the Resort at the end of 2003. The *"Hainan Kitchen"* serves a sumptuous repertoire of authentic Hainanese cuisine and western dishes. It is located at First World Plaza, and is reminiscent of the Hainanese "Kopitiams" from the old colonial days. The *"Noodles"* restaurant which is located at Genting Hotel, offers a variety of delectable local noodles dishes. Both *Hainan Kitchen* and *Noodles* began operation in November 2003.

A new and swanky 3-in-1-entertainment hotspot which consists of a chic and trendy disco, fun pub and sports bar located at Genting Hotel, was opened in December 2003 to usher in Christmas and the year end festivities. *"Cloud 9"* disco is tastefully decorated and has state-of-the-art sound and lighting system which will ensure a hypnotic dance experience. *"Sportsbook"*, a themed pub, is equipped with a pool table, video games, an island bar and giant plasma television screens which will meet the needs of the most discerning sports enthusiast. The highlight of this 3-in-1 hotspot is *"Safari Fun Pub"*, which has an African-theme deco for patrons to unwind and relax to the sounds of a live band.



A colourful display of dances by school children.



A dazzling Malay cultural dance at Times Square, First World Plaza.



Gaily decorated stalls at the Citrawarna Fair in Universal Walk, Times Square, First World Plaza.





GENTING THEME PARK

Genting Theme Park, which comprises over 50 rides and attractions and up to 500 video games simulators at the Resort's Indoor and Outdoor Theme Parks and at the vibrant First World Plaza, continues to live up to its theme of providing endless and exciting "Fun At The Peak".

The latest cool and fun attraction, Snow World was officially opened in July 2003 in conjunction with First World Plaza's 1st Anniversary Celebration. Snow World, the largest indoor snow house in Malaysia has consistently attracted over 2,000 patrons daily and currently is the most sought after attraction at Genting Theme Park. There are three Crestar Runs for tube sledding and creative ice carving structures to add to the exhilarating fun at Snow World. During the year, a new simulator film called "Glacier Run" began its screening at the Motion Master offering icy spills and thrills to adventure seekers. Genting Sky Venture had its first Wind Tunnel competition, in conjunction with First World Plaza's 1st Anniversary Celebration. The competition was well received with the inaugural champion from Denmark.

Enjoy an exhilarating ride on the Euro Express roller coaster at First World Plaza.





Genting Skyway - the world's fastest mono cable car system.

Super highway to Genting - City of Entertainment, amidst lush surrounds.

Exemption No. 82-3229

INFRASTRUCTURE & TRANSPORTATION

The Group continues to improve and upgrade the infrastructure systems at the Resort. Construction work on a new 2-lane bypass road of about 4.3km long between the hilltop and Chin Swee Caves Temple area began during the year. Once completed, this bypass will serve as an alternative route to the hilltop of the Resort and ease traffic flow, especially when Tower 2 of First World Complex is completed.

The provision of safe, convenient and comfortable transport services to and from the Resort has always been the Group's priority. During the year, a 12-seater van was added to the fleet and the last batch of 3 older limousines was replaced with new ones. The opening of the Kuala Lumpur Monorail System with its terminal at KL Sentral has made travelling to the Resort very convenient for city folks and tourists via the KL Sentral - Genting Shuttle service. The Express Rail Link (ERL)-Genting Express travel package introduced in late 2002 has become very popular due to its convenience and affordability for visitors arriving at the Kuala Lumpur International Airport.

DEVELOPMENT PROJECTS

During the year, the Group continued with the development of Phase Two of the First World Complex with the construction of Tower 2. The construction work for the additional 2,900 rooms will be phased over 3 years with the first 1,000 rooms scheduled for completion by end 2004, the second 1,000 rooms by end 2005 and the remaining rooms by end 2006. The completion of Tower 2 will entrench First World Hotel as the world's largest hotel with an inventory of over 6,200 hotel rooms.

The expansion and upgrading works at Awana Porto Malai, Langkawi which began in December 2002 and completed in August 2003 added another 42 rooms including a penthouse unit and 3 junior suites to the resort. The newly constructed column-free Grand Ballroom, 8 meeting rooms, a multi-purpose hall, swimming pool, a beautifully landscaped car park with additional car park bays, the grand porte cochere, a new reception and waiting lounge were added to promote Awana Porto Malai as a trendy and exciting family resort in Langkawi.



Work in progress - the construction works on Tower 2 of First World Hotel.

AWANA HOTELS & RESORTS
www.awana.com.my

Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Awana Genting Highlands Golf & Country Resort is a refreshing getaway from the hustle and bustle of the city. This 5-star resort has 428 well-appointed guestrooms, 17 well-equipped function rooms with spacious foyers and an 18-hole award winning championship golf course. Located at the mid-hill with an invigorating cool ambience and surrounded by tropical jungle, Awana Genting is perfect for teambuilding exercises and eco-tourism activities.

Corporate team building programmes that specialise in outdoor activities are increasingly popular at Awana Genting. A new and unique feature of this programme includes a complete "reality video" experience. This impromptu and unscripted live video coverage of participating groups will be edited professionally for valued customers to have a video recording of their experiences.

The Awana Tri-Terrain Run was held in August 2003, the fourth run since its inception in 1999. This event was jointly organised by Federal Territory Amateur Athletic Association, Pacesetters Athletic Club and Awana Genting with about 800 participants going through 15km of very tough and rough jungle terrain at the highlands. Awana Genting achieved an average occupancy rate of 56% in 2003, a marginal decline compared to 57% in 2002, mainly due to the impact of SARS.

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal")

Awana Kijal Golf, Beach & Spa Resort, a 5-star holiday and convention destination, remains a popular beach resort with an 18-hole championship golf course located in the east coast of Peninsular Malaysia.

The unique features of Awana Kijal include a 7.6km pristine sandy beachfront and 343 rooms and suites with panoramic views of the South China Sea. A comprehensive array of banquet, recreational and convention facilities, numerous water sports and a traditional Javanese-inspired spa, the Taman Sari Royal Heritage Spa Awana Kijal are also offered at this beach resort.

Awana Kijal recorded a lower average occupancy rate of about 55% in 2003, compared to 62% in 2002 due to a decline in group tours and the MICE market that were mainly affected by the SARS attack in the region.

During the year under review, Awana Kijal once again played host to the prestigious Genting Masters & Pro-Am 2003 Golf Tournament, which attracted 72 professional golfers from Malaysia, Japan, China, New Zealand, Singapore, Indonesia, Thailand, Australia and Taiwan.

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Awana Porto Malai, Langkawi is a popular resort destination on the legendary island of Langkawi. The Mediterranean-inspired seafront resort offers a panoramic view of surrounding islands including the famed Dayang Bunting Island. Awana Porto Malai achieved an occupancy rate of 60% in 2003 compared to 57% in 2002.

Awana Porto Malai was once again selected as the venue for the maritime section of the Langkawi International Maritime and Aerospace Show 2003 (LIMA). The Group completed the expansion and upgrading works at Awana Porto Malai, Langkawi in August 2003, three months ahead of schedule. The early completion was to coincide with the LIMA which was brought forward to September from December 2003. The newly upgraded Awana Porto Malai now offers additional suites and convention facilities, a new swimming pool, and a new reception cum lounge and further promotes Awana Porto Malai as one of the most attractive and exciting holiday resorts in Langkawi.

Awana Vacation Resorts
www.awanavacation.com

Awana Vacation Resorts
Resorts

Awana Vacation Resorts Development Bhd ("AVRD"), the Group's Timeshare operation was launched in August 1998 and has a total of 4,739 timeshare members as at 31 December 2003.

Under the "Gold Ownership" plan, AVRD has a total of 34 units of apartments at Awana Kijal and 66 units of condominiums at Awana Genting while the "Silver Ownership" plan, launched in July 2001, has 10 units at the Ria Apartments giving a total of 110 timeshare accommodation units. Another 20 units at the Ria Apartments were added in the last quarter of 2003 for the "Gold Ownership" plan. The "Gold Ownership" plan provides accommodation for up to 6 people while the "Silver Ownership" plan provides accommodation for up to 4 people.

AVRD members are also allowed to stay at the numerous hotels at the Resort and the Awana Hotels & Resorts, subject to booking conditions, and also with the affiliated Resorts Condominium International (RCI) that provides the timeshare members access to over 3,800 affiliated resorts in over 80 countries.

AVRD currently has a total of 6 sales centres located at First World Hotel, Genting Hotel, Awana Genting, Kuala Lumpur, Penang and Johor Bahru.



Awana Kijal, Terengganu, with panoramic views of the South China Sea.



Awana Genting Highlands with lush green surrounds.



A magnificent night view of Awana Porto Malai, Langkawi.

Exemption No. 82-3229

10 YEARS
CELEBRATING THE STARS
1993 - 2003

STAR CRUISES LIMITED

www.starcruises.com
www.ncl.com
www.orientlines.com

The Group's associate Star Cruises Limited ("SCL") is the third largest cruise line in the world and the leading cruise operator in Asia-Pacific, with a current fleet of 17 ships and over 22,000 lower berths. SCL's vessels are operated under the brand names of Star Cruises, Norwegian Cruise Line ("NCL"), Orient Lines and Cruise Ferries and call at over 200 destinations and islands in Asia-Pacific, Caribbean, Alaska, Bermuda, Antarctica, Hawaii, North and South America, Europe, Australia and the Mediterranean.

During the year, SCL issued US$180 million of convertible bonds due in 2008. The transaction was completed on 20 October 2003. In addition, SCL undertook a rights issue of 7 new shares for every 100 existing shares, which raised about US$100 million and was completed on 11 December 2003. The proceeds from these fund raising exercises will be used for the acquisition or construction of vessels, as general working capital and/or to reduce certain outstanding bank loans.

The cruise industry was not spared from the devastating effects of SARS that adversely affected economies in the region in the first half of 2003. During this difficult period, SCL was able to reposition and temporary deploy SuperStar Leo and SuperStar Virgo from Hong Kong and Singapore to Perth and Sydney, Australia respectively, where they offered cruises to more than 10 destinations along the western, southern and eastern seaboards of Australia as well as the South Pacific islands of Fiji, Vanuatu and New Caledonia. This Australian stint was very well received by the Australian market with SuperStar Leo being the largest cruise ship to have ever entered Sydney Harbour and sailed under the Harbour Bridge. The ships were subsequently redeployed back to home ports when the SARS outbreak was declared over. The favourable response in Australia paved the way for similar deployments in the future on a seasonal basis as part of Star Cruises' efforts to develop new markets and itineraries.

SCL became the first cruise company in the world to be issued an International Ship Security certificate for one of its ships, SuperStar Aries, in compliance with the newly adopted International Ship and Port Facility Security Code or ISPS Code. All vessels across the fleet are expected to be ISPS certified by July 2004 when the code comes into mandatory effect.



Enjoy fine dining at the Palazzo, SuperStar Virgo.

® STAR CRUISES
The Leading Cruise Line In Asia-Pacific

NCL
NORWEGIAN CRUISE LINE®
FREESTYLE CRUISING

NCL
America
FREESTYLE CRUISING

SuperStar Leo (renamed Norwegian Spirit) sails pass the Sydney Opera House towards the Harbour Bridge, Australia.



Exemption No. 82-3229





Norwegian Dawn in New York City.

SCL celebrated its 10th Anniversary in October 2003 with a multitude of celebrations aboard its ships to highlight a decade of great cruising with the theme "Celebrating The Stars".

During the year, SCL's operations out of Hong Kong and coupled with intensified marketing efforts in China have seen a surge in the meeting and incentives market with large incentive groups cruising on SuperStar Leo and SuperStar Virgo. Itineraries to China were highlighted by special back to back and overnight cruises from Hong Kong to Shanghai on SuperStar Leo as well as a maiden call to the port of Ningbo.

Fleet rejuvenation plans for Star Cruises and NCL fleets are underway and will continue in 2004 and beyond. This strategy would see the redeployment of ships within the Group from time to time to maximise growth and revenue opportunities in various markets. This would involve the transfer of medium capacity NCL ships to replace older Star Cruises vessels in high growth markets in Asia, as NCL's newbuilds are introduced into the North American market. Towards this, SuperStar Capricorn and SuperStar Aries have been sold.

STAR CRUISES & ITS FLEET IN OPERATION (As at 31 May 2004)

Star Cruises	Norwegian Cruise Line	Orient Lines
SuperStar Virgo	Norwegian Dawn	Marco Polo
SuperStar Gemini	Norwegian Star	
Star Pisces	Norwegian Sun	**Cruise Ferries**
MegaStar Aries	Norwegian Wind	Wasa Queen
MegaStar Taurus	Norwegian Dream	
SuperStar Express *	Norwegian Sea	
	Norwegian Majesty	
	Norwegian Crown	
	Norwegian Sky #	
	Norwegian Spirit +	

* Chartered out
# Norwegian Sky will be renamed "Pride of Aloha"
+ Formerly known as SuperStar Leo

The Observatory, SuperStar Virgo.


STOP
STAND BY
SLOW
HALF

E-COMMERCE & IT DEVELOPMENT

Befitting its status as the largest resort in the region, the Group continues to explore and reap rewards from its investments in information technology, working closely with eGENTING, the E-Commerce and IT division of Genting Berhad. It operates Malaysia's biggest online hospitality website, one of the most sophisticated call centre operations in the region and the only regional loyalty programme to create an integrated, global reservation system where customers can access and purchase rooms, show tickets, limousines and food & beverage products and services around the clock and throughout the year.

Be it over the Web, on the phone, via SMS or through permission-based email messages, the Group keeps in constant touch with customers to ensure that they have ready access to the best available rates and the best value holidays at the Resort.

The Genting Hospitality Property Management System ("GhpMS"), developed by eGENTING, was successfully rolled out at the Theme Park Hotel in August 2003. GhpMS will progressively be rolled out to the rest of the hotels at the Resort. When fully implemented, this will comprise the management of over 9,000 rooms to make it one of the largest property management systems in the world. As part of the rollout, the current online room booking system was enhanced to integrate with GhpMS. A new application on the Web was also introduced to better serve travel agents by enabling transactions over the Internet.

The Group sales and distribution channels were further enhanced with the implementation of various technology initiatives. During the year, the physical distribution channels, namely the Genting OneHub Centre, the local sales offices in Ipoh, Penang, Johor Bahru and the regional sales office in Singapore, Hong Kong, Thailand and India were supported with voice and data infrastructure to facilitate effective and efficient operations. Sales teams are equipped with a Sales Force Automation tool via the Siebel Mobile Customer Relationship Management ("CRM") system. Meanwhile, the various modes of payment via Maybank, Public Bank Berhad and Pos Malaysia networks as well as maybank2U.com continue to be important sales collection channels.


Singapore's Largest Shopping Mall
SUNTEC CITY
Suntec
Privilege Card
WorldCard
VALID THRU 04-09
MEMBER SINCE 08-00

The Group's website - www.genting.com.my - recorded 3.6 million unique visitors and 22.7 million page views in 2003. A successful one-year "Buy Online & Win" campaign was launched in February 2003 to drive online transactions. As a result, online sales increased by 85% to surpass RM8 million in 2003, making it the highest-grossing hospitality website in Malaysia. The online channel continues to play an important role in servicing the customers conveniently and effectively while streamlining internal processes and reducing cost.

From January 2003, all eGENTING *WorldCard* and *WorldCard* members are able to redeem rooms online on the *WorldCard* website - www.worldcard.com.my. Members can now create their personalised *WorldCard* PIN numbers, check their balance of points and redeem their rewards anytime and anywhere as long as they are online. The *WorldCard* membership base reached 949,000 in December 2003 and a month later, in January 2004, it surpassed one million members to become the largest regional loyalty programme in the hospitality industry in Malaysia.

In 2003, *WorldCard* members are now able to enjoy cross-border recognition and benefits at over 120 merchants with 1,300 outlets in Malaysia, Singapore and Hong Kong. They range from leisure, dining and entertainment destinations to a wide choice of retail outlets including international brands like BP, Haagen Dazs, The Coffee Bean & Tea Leaf, StarBucks Coffee and Giordano.

During the year under review, the WorldReservations Centre enhanced its user-friendly interactive voice response system to further improve customer self-service. Its telemarketing services were extended to Awana Vacation Resorts Development Berhad. The CRM System call flow system was also upgraded to the latest Avaya Interactive Centre system to handle the surge in call volume. The total number of calls received by the call center hit a record 1.2 million in 2003, representing a 26% growth over 2002.

The continuous enhancement of the Siebel CRM application system has enabled the Group to compete more effectively by automating manual processes and make business processes consistent across the organisation. A two-year CRM Roadmap was drawn up to achieve the mission of building values towards the creation of a customer-centric organisation and culture. Eleven projects were identified to meet this objective and various CRM awareness training programmes were introduced as part of this initiative. At end of year 2003, five out of the eleven projects namely Customer Profiling and Segmentation, Lead Management, Building Values, Feedback Tracking and Product Development & Management have been implemented successfully.

The Group embarked on a "Digital Boardroom" project under which the Board of Directors and Executive Management were able to gain access to meeting documents anytime and anywhere via secured Internet access. This has reduced the usage of paper documents and improved the speed of information flow. Executive Committee meetings are now conducted electronically, paving the way for paper-less meetings.

The eGENTING SAP shared services centre continued its drive for standardisation to improve the effectiveness and efficiency of the Group's operations. During the year, three major SAP modules were successfully implemented for the Group, namely the Project System, the Tenancy Management System and the Plant Maintenance System.

The Group has also invested in the IBM Tivoli Enterprise Management System to further streamline and improve its critical IT operations and processes.

HUMAN RESOURCES

The Group is committed towards the development of a service oriented and multi-skilled workforce that is in line with the Group's continuous pursuit for service excellence and growth in the leisure and hospitality industry.

As at 31 December 2003, the Group has a total workforce of about 10,430. In the development of human resources, structured training and development were provided continuously through internal and external programmes. The Group's training and education subsidiary, Genting Centre of Excellence Sdn Bhd ("GCE") plays a pivotal role in providing essential skills training and management development programmes that support our business needs. In August 2003, Kolej Antarabangsa Genting ("KAG") which is owned and managed by GCE held its inaugural convocation for eleven students who received their diplomas in hotel management. KAG is academically supported by the world's oldest and foremost hospitality institute, Ecole Hoteliere de Lausanne in Switzerland.

On the quality improvement aspect, the Group's representative of "RYB" from Engineering Department participated in the National Productivity Corporation's National Quality Control Circles Convention and was declared first runner-up in the service sector, which affirmed the Group's commitment towards continuous quality improvement.


RWB GROUP HR ANNUAL CONFERENCE
18 SEPT 2003
THEME:

The 10th Resorts World Group HR Annual Conference at Awana Genting.

The Group held its "15th RWB Senior Managers' Conference" at Awana Porto Malai, Langkawi with the theme "Managing Uncertainty In The Globalised Environment" with emphasis on the needs and strategies to capitalise on the challenges in sustaining business growth. About 300 employees with their spouses and children participated in the Family Day at the Resort with the theme on "Family Values: The Thrust Of Our Corporate Culture".

COMMUNITY SERVICES

The Group continues to be a responsible corporate citizen and remains committed towards improving the social welfare of the country by supporting various charitable bodies, non-governmental organisations (NGOs), sports and numerous other worthy causes.

In 2003, the Group continued to support many sporting events and sports-related associations such as the prestigious Le Tour de Langkawi 2003, Football Association of Malaysia, Pahang Football Association, Malaysian Hockey Federation and Professional Golfers Association of Malaysia.

Among the non-profit organisations which received the Group's contributions in 2003 were Alzheimer Disease Foundation, Thalassaemia Association Malaysia, Malaysian AIDS Foundation, Malaysian Liver Foundation, Persatuan Kebajikan untuk Kanak-Kanak Istimewa Pahang Barat, PEMADAM Kebangsaan, Yayasan Wanita Cemerlang, National Council of Women's Organisation, St. John Ambulance and Malaysian Nature Society.

For the advancement of education and research, the Group contributed RM0.5million each to Malaysian Institute of Economic Research (MIER) and Cancer Research Initiatives Foundation (CARIF). The Group also pledged RM20 million to University Tunku Abdul Rahman of which RM10 million was paid in 2003.

During the year, a total of 34 welfare homes received cash cheques during the festive seasons. The Group also hosted underprivileged children and old folks from various homes at the Resort and continued to support various charitable bodies, non-governmental organisations and other deserving causes. In June 2003, the Group played host to the children from the Thalassaemia Society of University Hospital for their annual tea party at the Resort. Approximately 150 children and their volunteers visited the Resort for a fun-filled day at the theme park. A luncheon was hosted in their honour with gifts distributed to the children and volunteers.

The Group also donated three boats to the Sungai Lembing Community in Pahang. These boats were used to help in the evacuation of flood victims around Sungai Lembing, Pahang; which is a flood prone area particularly during the perennial monsoon period.

YAB Dato' Seri Abdullah Ahmad Badawi, Prime Minister of Malaysia accepting a mock cheque for RM1 million on behalf of PEMADAM Kebangsaan from YA Bhg Tun Mohammed Hanif bin Omar, Deputy Chairman of Resorts World Bhd.


19 Januari 2003
RESORTS WORLD BHD
Bayar : PEMADAM KEBANGSAAN
Ringgit : SATU JUTA SAHAJA
RM1,000,000.00

Relief assistance for the flood victims around Sg Lembing, Pahang.



RECOGNITION

The Resort continued to receive numerous recognitions for its excellent achievements in the hospitality and leisure industry. Among the accolades received in 2003 are as follows:

- Resorts World Bhd - ***Outstanding Achievements in Hotel/Resort Development*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)
- Genting Highlands Resort - ***Best Deluxe Family Resort/Theme Park*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)
- First World Hotel - ***Best New Hotel*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)
- First World Plaza - ***Most Supportive Shopping Outlet: Shopping Complex*** category by Malaysia Tourism Awards 2003
- Genting Highlands Resort awarded a highly commended certificate by the FIABCI Prix d'Excellence 2003
- Resort Hotel and Theme Park Hotel were awarded the prestigious ***MS ISO 9001: 2000*** quality management systems requirements certification.
- Resorts World Bhd was awarded the certificate of appreciation for being the ***Best Tax Assessment Payer*** by the District Council of Hulu Selangor.





corporate governance

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely, the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, six meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Goh Tong (Retired on 31 December 2003)	4
Tan Sri Lim Kok Thay	6
Tun Mohammed Hanif bin Omar	5
Tan Sri Alwi Jantan	5
Mr Quah Chek Tin	6
Mr Justin Tan Wah Joo	5
Dato' Siew Nim Chee	6
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	6
Tan Sri Dr. Lin See Yan	5
Tan Sri Clifford Francis Herbert	6

(ii) Board Balance

During the financial year, the Board had ten members, six executive Directors and four non-executive Directors. Following the retirement of Tan Sri Lim Goh Tong on 31 December 2003, the number of executive Directors on the Board was reduced to five. All of the four non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Dato' Siew Nim Chee as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The President & Chief Executive, Tan Sri Lim Kok Thay assumed the role of Chairman of the Company upon the retirement of Tan Sri Lim Goh Tong, the founder of the Group. The Board is mindful of the dual roles held but is of the view that there are sufficient experienced and independent-minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 7 to 8 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysis. The directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

The Nomination Committee met once during the financial year.

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three

years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on pages 61 to 62 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad).

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and to ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a website at **www.genting.com.my** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flow of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 83 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 36 to the financial statements under "Significant Related Party Disclosure" on pages 78 to 80 of this Annual Report.

Exemption No. 82-3229

audit committee report

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Dato' Siew Nim Chee	Chairman/Independent Non-Executive Director
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Member/Independent Non-Executive Director
Tan Sri Clifford Francis Herbert	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Mr Justin Tan Wah Joo	Member/ Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2003

The Committee held a total of six (6) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Dato' Siew Nim Chee	6
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	4
Tan Sri Clifford Francis Herbert	6
Tan Sri Lim Kok Thay	2
Mr Justin Tan Wah Joo	4

The total number of meetings is inclusive of the special meeting held between members of the Committee who are independent non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2003

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2003;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2002; and

x) reviewed the reports submitted by the risk management taskforce.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or

(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"] Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance of the parent company and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested, if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

statement on internal control

THE BOARD'S RESPONSIBILITIES

In relation to internal control, pursuant to the requirements under the Malaysian Code on Corporate Governance for companies listed on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"], the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Malaysia Listing Requirements to:

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of the RWB Group of companies' ("the RWB Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

THE RISK MANAGEMENT PROCESS

The RWB Group has implemented the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes.

The implementation of the risk management process for the RWB Group is the responsibility of the Executive Committee comprising the Executive Directors, assisted by the Head of Finance ("SVP-Finance"), the Business/Operations Heads of RWB Group's operating units with oversight and assistance provided by relevant senior management staff of the holding company.

The key aspects of the risk management process are:

- Business/Operations Heads undertake to update the risk profiles on a half yearly basis and monitor the implementation of action plans to improve the internal control system.
- Reviews of the risk profiles, the control procedures and status of the action plans are carried out on a regular basis by the Group Risk Manager of the holding company, Genting Berhad and the Business/ Operations Heads.
- Management of the respective companies are provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- The SVP-Finance presents to the RWB Group Executive Committee on a quarterly basis a summary of the risk assessments to report the RWB Group's significant risks and the status of control measures implemented or to be implemented to deal with the risks.
- On a quarterly basis, a risk management report summarising the significant risks and/or the status of action plans are presented to the Audit Committee for review, deliberation and recommendation for endorsement by the Board of Directors.

THE INTERNAL CONTROL PROCESSES

The other key aspects of the internal control process are:

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the RWB Group to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring The Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are clearly documented in manuals and reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Group Finance Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by Group Finance Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the RWB Group.

Business continuity management is regarded an integral part of RWB Group's risk management process. In this regard, the RWB Group has commenced implementation of business continuity plans to minimise business disruptions in the event of potential failure of critical IT systems and operational processes.

The Board in issuing this statement has taken into consideration the representation made by its associated company, Star Cruises Limited in respect of its state of internal control.

THE INTERNAL AUDIT FUNCTION

The Group Internal Audit Division ("Group Internal Audit")is responsible for undertaking regular and systematic review of the internal controls to provide the RWB Group Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the RWB Group Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

directors' report and statement pursuant to section 169(15) of the Companies Act, 1965

The Directors of **RESORTS WORLD BHD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiary companies include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. Details of the principal activities of the Group are set out in Note 37 to the financial statements.

The principal activities of the associated company include cruise and cruise related operations.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	758.7	880.7
Taxation	(249.3)	(242.6)
Profit from ordinary activities after taxation	509.4	638.1
Minority shareholders' interests	0.4	-
Net profit for the financial year	509.8	638.1

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 9.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM70,751,441 in respect of the financial year ended 31 December 2002 was paid on 30 July 2003; and

(ii) an interim dividend of 8.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM66,820,811 in respect of the financial year ended 31 December 2003 was paid on 27 October 2003.

The Directors recommend payment of a final dividend of 9.5 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up capital of the Company as at the date of this report, the final dividend would amount to RM74,682,084.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

There were no issue of shares or debentures during the financial year.

The following Option to take up unissued ordinary shares of the Company, previously granted to executive employees of the Group under The Resorts World Employees' Share Option Scheme for Executives ("Previous ESOS"), was outstanding as at 31 December 2003:

Option Expiry Date	Subscription Price Per Share	No. of Unissued Shares
22 September 2004	RM16.77	100,000

The shares under the aforesaid Option may be exercised in full or in respect of 1,000 shares or a multiple thereof on the payment of the requisite subscription price at any time before the Option expiry date. The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

The Executive Share Option Scheme For Eligible Executives of Resorts World Bhd and its subsidiaries ("New ESOS") became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012.

The Option Holders of the Previous ESOS who participated in the New ESOS have relinquished their outstanding option under the Previous ESOS.

Under the New ESOS, the following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2003:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	10.32	13,856,000
2/2002	11 August 2012	8.50	232,000
			14,088,000

(a) The expiry date of the Option on 11 August 2012 shall apply unless the Option has ceased by reason of non compliance by the grantee with the terms and conditions under which the Option was granted pursuant to the Scheme.

(b) (i) The Option granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Option granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Goh Tong (Retired on 31 December 2003)
Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Alwi Jantan
Mr Quah Chek Tin
Mr Justin Tan Wah Joo
Dato' Siew Nim Chee*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman*
Tan Sri Dr. Lin See Yan
Tan Sri Clifford Francis Herbert *

* *Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company; Genting Berhad, the holding company; Asiatic Development Berhad, a related company; Genting Centre of Excellence Sdn Bhd, a subsidiary of the Company; and Genting International PLC, a related corporation as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	**1.1.2003**	**Acquired/(Disposed)**	**31.12.2003**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Tan Sri Alwi Jantan	5,000	-	5,000
Mr Quah Chek Tin	1,000#	-	1,000

Share Option in the names of Directors	**1.1.2003**	**Offered/(Exercised)**	**31.12.2003**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	1,000,000	-	1,000,000
Tan Sri Lim Kok Thay	750,000	-	750,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Alwi Jantan	500,000	-	500,000
Mr Justin Tan Wah Joo	500,000	-	500,000

INTEREST IN GENTING BERHAD

Shareholdings in the names of Directors	**1.1.2003**	**Acquired/(Disposed)**	**31.12.2003**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	6,681,000	(6,681,000)	-
Tan Sri Lim Kok Thay	3,433,800	-	3,433,800
Tun Mohammed Hanif bin Omar	200	-	200
Mr Quah Chek Tin	1,000#	-	1,000

Shareholdings in which the Director is deemed to have an interest	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	11,523,996	-	11,523,996

Share Option in the names of Directors	1.1.2003	Offered/(Exercised)	31.12.2003
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	1,500,000	-	1,500,000
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Mr Quah Chek Tin	500,000#	-	500,000
Mr Justin Tan Wah Joo	100,000	-	100,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	437,500	(437,500)	-
Tan Sri Lim Kok Thay	144,000	-	144,000
Dato' Siew Nim Chee	10,000	-	10,000

Share Options in the names of Directors	1.1.2003	Offered/(Exercised)	31.12.2003
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	577,000	248,000	825,000
Tan Sri Lim Kok Thay	577,000	248,000	825,000

INTEREST IN GENTING CENTRE OF EXCELLENCE SDN BHD

Shareholdings in the name of Director	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of RM1.00 each)		
Tan Sri Alwi Jantan	60,000	-	60,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the names of Directors	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Goh Tong*	1,832,468	(1,832,468)	-
Mr Justin Tan Wah Joo	170,000	-	170,000

** Retired on 31 December 2003.*
 # Balance as at 15 January 2003, being the date of appointment of Mr Quah Chek Tin as a Director of the Company.

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company and/or related corporations) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which a past Director of the Company, Tan Sri Lim Goh Tong (who retired on 31 December 2003) is a director and was a substantial shareholder until 5 September 2003 has rented:

  (a) approximately 5.87 hectares of land in the Mukim of Batang Kali, District of Ulu Selangor, Selangor to Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company; and

  (b) a premise measuring approximately 5,191 sq. m. located at Gohtong Jaya, Bentung, Pahang to Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of the Company.

(ii) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Sing Mah Plantation Sdn Bhd, a related company to provide plantation advisory services.

(iii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International PLC, a related corporation.

(iv) Gentinggi Sdn Bhd, a wholly-owned subsidiary of the Company has extended an interest-free housing loan to Mr Justin Tan Wah Joo to enable him to acquire a home.

(v) Palomino Limited, a related corporation has extended an interest-free loan to Mr Justin Tan Wah Joo.

(vi) Resorts World Limited, an indirect wholly-owned subsidiary of the Company has extended an interest-free loan to Tan Sri Alwi Jantan.

(vii) A wholly-owned subsidiary of a company in which Dato' Siew Nim Chee is a director and was a substantial shareholder until 30 June 2003 has supplied agrochemicals to Asiatic Development Berhad, a related company.

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman, Tan Sri Dr. Lin See Yan and Mr Justin Tan Wah Joo are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Dato' Siew Nim Chee will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and a resolution will be proposed for his re-appointment as a Director at the AGM under the provision of Section 129(6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due, except as disclosed in Note 34 to the financial statements.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 44 to 82 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2003 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

HOLDING COMPANY

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TAN SRI ALWI JANTAN
Executive Director

Kuala Lumpur
26 February 2004

FINANCIAL STATEMENTS

financial statements

income statements

for the financial year ended 31 December 2003

Amounts in RM million unless otherwise stated

	Note(s)	Group 2003	Group 2002	Company 2003	Company 2002
Revenue	5 & 6	**2,708.4**	2,781.5	**2,463.2**	2,508.8
Cost of sales	7	**(1,623.7)**	(1,669.9)	**(1,420.1)**	(1,438.5)
Gross profit		**1,084.7**	1,111.6	**1,043.1**	1,070.3
Other income		**32.5**	29.7	**51.8**	60.0
Selling and distribution costs		**(43.3)**	(48.5)	**(24.8)**	(33.7)
Administration expenses		**(110.5)**	(108.0)	**(89.9)**	(82.7)
Other expenses		**(43.5)**	(70.8)	**(26.3)**	(12.2)
Profit from operations		**919.9**	914.0	**953.9**	1,001.7
Finance cost		**(73.2)**	(94.2)	**(73.2)**	(94.2)
Share of results of associated company		**(88.0)**	88.7	-	-
Gain on dilution of investment in associated company		-	31.1	-	-
Profit from ordinary activities before taxation	5,8,9 &10	**758.7**	939.6	**880.7**	907.5
Taxation					
- Company & subsidiary companies		**(247.1)**	(294.8)	**(242.6)**	(288.9)
- Share of tax in associated company		**(2.2)**	(1.9)	-	-
	11	**(249.3)**	(296.7)	**(242.6)**	(288.9)
Profit from ordinary activities after taxation		**509.4**	642.9	**638.1**	618.6
Minority shareholders' interests		**0.4**	0.4	-	-
Net profit for the financial year		**509.8**	643.3	**638.1**	618.6
Basic earnings per share (sen)	30	**46.7**	58.9		
Diluted earnings per share (sen)	30	**46.7**	58.9		
Gross dividends per share (sen)	12	**18.0**	17.5		

The notes set out on pages 50 to 82 form part of these financial statements.

balance sheets

as at 31 December 2003

Amounts in RM million unless otherwise stated

	Note(s)	Group 2003	Group 2002	Company 2003	Company 2002
NON-CURRENT ASSETS					
Property, plant and equipment	13	**3,277.5**	3,226.1	**1,724.4**	1,708.3
Real property assets	14	**201.2**	201.2	**-**	-
Investment in subsidiary companies	15	**-**	-	**4,313.7**	3,916.1
Associated company	16	**2,048.4**	1,910.4	**-**	-
Other investments	17	**3.1**	3.2	**3.1**	3.2
Trade and other receivables	18	**14.9**	13.8	**-**	-
		5,545.1	5,354.7	**6,041.2**	5,627.6
CURRENT ASSETS					
Inventories	19	**41.9**	41.9	**15.5**	15.4
Trade and other receivables	18	**79.6**	90.1	**40.0**	41.6
Amount due from subsidiary companies	15	**-**	-	**1,072.4**	1,225.6
Amount due from other related companies	20	**4.6**	5.6	**2.4**	3.7
Amount due from associated company	16	**0.7**	0.5	**0.4**	0.1
Short term investments	21	**327.1**	419.8	**288.2**	384.1
Bank balances and deposits	22	**391.7**	366.8	**358.7**	281.3
		845.6	924.7	**1,777.6**	1,951.8
LESS: CURRENT LIABILITIES					
Trade and other payables	23	**437.6**	304.0	**360.8**	235.1
Amount due to holding company	20 & 24	**384.0**	12.8	**383.7**	12.3
Amount due to subsidiary companies	15	**-**	-	**1,049.7**	1,332.5
Amount due to other related companies	20	**32.7**	32.7	**30.2**	29.2
Short term borrowings	24	**50.3**	473.7	**-**	-
Taxation		**209.8**	240.8	**208.2**	240.1
		1,114.4	1,064.0	**2,032.6**	1,849.2
NET CURRENT (LIABILITIES)/ASSETS		**(268.8)**	(139.3)	**(255.0)**	102.6
		5,276.3	5,215.4	**5,786.2**	5,730.2
FINANCED BY					
SHARE CAPITAL	25	**545.9**	545.9	**545.9**	545.9
RESERVES	26	**3,599.5**	3,223.5	**5,132.2**	4,631.7
SHAREHOLDERS' EQUITY		**4,145.4**	3,769.4	**5,678.1**	5,177.6
MINORITY INTERESTS		**9.3**	9.7	**-**	-
LONG TERM LIABILITIES					
Long term borrowings	24	**935.2**	809.4	**-**	-
Amount due to holding company	20 & 24	**-**	371.9	**-**	371.9
Other long term liability	27	**29.5**	24.9	**-**	-
Deferred taxation	28	**131.7**	110.1	**84.2**	62.2
Provision for retirement gratuities	29	**25.2**	120.0	**23.9**	118.5
TOTAL LONG TERM LIABILITIES		**1,121.6**	1,436.3	**108.1**	552.6
		5,276.3	5,215.4	**5,786.2**	5,730.2
NET TANGIBLE ASSETS PER SHARE	32	**RM3.80**	RM3.45		

The notes set out on pages 50 to 82 form part of these financial statements.

statements of changes in equity

for the financial year ended 31 December 2003

Amounts in RM million unless otherwise stated

			Non-Distributable			Distributable	
Group	**Note**	**Share Capital**	**Share Premium**	**Capital Redemption Reserves**	**Reserve on Exchange Differences**	**Unappropriated Profit**	**Total**
Balance at 1 January 2002							
As previously reported		545.9	33.3	0.1	4.2	2,729.0	3,312.5
Prior year adjustment	32	-	-	-	-	(55.4)	(55.4)
As restated		545.9	33.3	0.1	4.2	2,673.6	3,257.1
Net profit for the financial year		-	-	-	-	643.3	643.3
Appropriation:							
Dividends for the financial year ended:							
- 31 December 2001							
- Final (paid)		-	-	-	-	(62.9)	(62.9)
- 31 December 2002							
- Interim (paid)	12	-	-	-	-	(66.8)	(66.8)
Other movements		-	-	-	(1.3)	-	(1.3)
Balance at 31 December 2002		545.9	33.3	0.1	2.9	3,187.2	3,769.4
Balance at 1 January 2003							
As previously reported		**545.9**	**33.3**	**0.1**	**2.9**	**3,241.9**	**3,824.1**
Prior year adjustment	32	-	-	-	-	**(54.7)**	**(54.7)**
As restated		**545.9**	**33.3**	**0.1**	**2.9**	**3,187.2**	**3,769.4**
Net profit for the financial year		-	-	-	-	**509.8**	**509.8**
Appropriation:							
Dividends for the financial year ended:							
- 31 December 2002							
- Final (paid)	12	-	-	-	-	**(70.8)**	**(70.8)**
- 31 December 2003							
- Interim (paid)	12	-	-	-	-	**(66.8)**	**(66.8)**
Other movements		-	-	-	**3.8**	-	**3.8**
Balance at 31 December 2003		**545.9**	**33.3**	**0.1**	**6.7**	**3,559.4**	**4,145.4**

The notes set out on pages 50 to 82 form part of these financial statements.

statements of changes in equity

for the financial year ended 31 December 2003 (cont'd)

Amounts in RM million unless otherwise stated

			Non-Distributable	Distributable	
Company	**Note**	**Share Capital**	**Share Premium**	**Unappropriated Profit**	**Total**
Balance at 1 January 2002					
As previously reported		545.9	33.3	4,118.1	4,697.3
Prior year adjustment	32	-	-	(8.6)	(8.6)
As restated		545.9	33.3	4,109.5	4,688.7
Net profit for the financial year		-	-	618.6	618.6
Appropriation:					
Dividends for the financial year ended:					
- 31 December 2001					
- Final (paid)		-	-	(62.9)	(62.9)
- 31 December 2002					
- Interim (paid)	12	-	-	(66.8)	(66.8)
Balance at 31 December 2002		545.9	33.3	4,598.4	5,177.6
Balance at 1 January 2003					
As previously reported		**545.9**	**33.3**	**4,606.4**	**5,185.6**
Prior year adjustment	32	-	-	**(8.0)**	**(8.0)**
As restated		**545.9**	**33.3**	**4,598.4**	**5,177.6**
Net profit for the financial year		-	-	**638.1**	**638.1**
Appropriation:					
Dividends for the financial year ended:					
- 31 December 2002					
- Final (paid)	12	-	-	**(70.8)**	**(70.8)**
- 31 December 2003					
- Interim (paid)	12	-	-	**(66.8)**	**(66.8)**
Balance at 31 December 2003		**545.9**	**33.3**	**5,098.9**	**5,678.1**

The notes set out on pages 50 to 82 form part of these financial statements.

cash flow statements

for the financial year ended 31 December 2003

Amounts in RM million unless otherwise stated	Group		Company	
	2003	2002	**2003**	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit after minority interests but before taxation	**759.1**	940.0	**880.7**	907.5
Adjustments for:				
Depreciation of property, plant and equipment	**204.6**	201.6	**121.1**	122.8
Property, plant and equipment written off	**7.5**	9.8	**7.1**	-
(Gain)/loss on disposal of property, plant and equipment	**(1.8)**	3.3	**(0.2)**	(0.5)
Impairment loss on property, plant and equipment	**-**	1.6	**-**	-
Gain on disposal of real property assets	**-**	(0.2)	**-**	-
Allowance for/(write back of) diminution in value in short term investments	**2.5**	(7.1)	**-**	-
(Gain)/loss on disposal of investments	**(5.4)**	3.1	**-**	-
Investment income	**(0.2)**	(0.3)	**-**	-
Investments written down	**0.1**	30.1	**0.1**	0.9
Interest income	**(20.4)**	(17.4)	**(12.0)**	(11.1)
Interest income from subsidiary company	**-**	-	**(33.2)**	(41.1)
Interest expense	**46.2**	61.6	**-**	-
Interest expense to subsidiary company	**-**	-	**46.2**	61.6
Interest expense to holding company	**26.6**	30.9	**26.6**	30.9
Gain on dilution of investment in associated company	**-**	(31.1)	**-**	-
Share of results of an associated company	**88.0**	(88.7)	**-**	-
Allowance for doubtful debts	**8.0**	3.9	**0.2**	0.1
Net (write back of)/provision for retirement gratuities	**(24.5)**	23.9	**(24.4)**	23.5
Goodwill written off	**4.8**	-	**-**	-
Unrealised loss/(gain) on foreign exchange	**-**	2.1	**(0.8)**	(0.4)
Minority shareholders' interests	**(0.4)**	(0.4)	**-**	-
	335.6	226.7	**130.7**	186.7
Operating profit before working capital changes	**1,094.7**	1,166.7	**1,011.4**	1,094.2
Related companies	**1.0**	(19.8)	**2.3**	(12.4)
Increase in inventories	**-**	(0.8)	**(0.1)**	(0.8)
Decrease/(increase) in trade and other receivables	**7.2**	(10.0)	**1.6**	(3.6)
Increase/(decrease) in trade and other payables	**46.8**	(81.1)	**43.9**	(90.6)
(Decrease)/increase in amount due to holding company	**(0.7)**	0.6	**(0.4)**	0.5
(Increase)/decrease in amount due from associated company	**(0.2)**	0.2	**(0.3)**	(0.1)
Subsidiary companies	**-**	-	**3.6**	(18.0)
	54.1	(110.9)	**50.6**	(125.0)
Cash generated from operations	**1,148.8**	1,055.8	**1,062.0**	969.2
Retirement gratuities paid	**(0.6)**	(0.3)	**(0.5)**	(0.2)
Taxation paid	**(254.0)**	(229.1)	**(252.5)**	(218.3)
Deferred membership income	**4.6**	5.2	**-**	-
	(250.0)	(224.2)	**(253.0)**	(218.5)
Net Cash From Operating Activities	**898.8**	831.6	**809.0**	750.7

The notes set out on pages 50 to 82 form part of these financial statements.

cash flow statements

for the financial year ended 31 December 2003 (cont'd)

Amounts in RM million unless otherwise stated	Group 2003	Group 2002	Company 2003	Company 2002
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(246.6)**	(247.9)	**(133.5)**	(76.2)
Proceeds from disposal of property, plant and equipment	**4.4**	3.6	**1.4**	0.6
Purchase of investments	**(260.3)**	(234.8)	**-**	(0.5)
Subscription of shares issued by existing subsidiary companies	**-**	-	**(192.4)**	(86.0)
Subscription of shares in a newly incorporated company	**-**	-	**(3.8)**	-
Proceeds from disposal of investments	**30.7**	77.7	**-**	-
Dividends received	**0.2**	0.3	**-**	-
Interest received	**12.8**	13.9	**11.8**	11.2
Loan to subsidiary company	**-**	-	**-**	(201.4)
Net Cash Used In Investing Activities	**(458.8)**	(387.2)	**(316.5)**	(352.3)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(137.6)**	(129.7)	**(137.6)**	(129.7)
Interest paid	**(75.8)**	(92.0)	**(26.6)**	(30.9)
Interest paid to subsidiary companies	**-**	-	**(49.2)**	(61.1)
Borrowings from financial institutions	**176.1**	201.4	**-**	-
Borrowings from subsidiary company	**-**	-	**176.1**	201.4
Repayment of borrowings	**(473.7)**	-	**-**	-
Repayment of borrowings to subsidiary company	**-**	-	**(473.7)**	-
Repayment of borrowings to holding company	**-**	(108.0)	**-**	(108.0)
Net Cash Used In Financing Activities	**(511.0)**	(128.3)	**(511.0)**	(128.3)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(71.0)**	316.1	**(18.5)**	270.1
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	**750.9**	434.8	**665.4**	395.3
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	**679.9**	750.9	**646.9**	665.4
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (Note 22)	**391.7**	366.8	**358.7**	281.3
Money market instruments (Note 21)	**288.2**	384.1	**288.2**	384.1
	679.9	750.9	**646.9**	665.4

The notes set out on pages 50 to 82 form part of these financial statements.

notes to the financial statements

31 December 2003

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiary companies include property development and management, leisure and hospitality services, investments, timeshare ownership scheme, tours and travel related services. Details of the principal activities are set out in Note 37 to the financial statements.

The principal activities of the associated company include cruise and cruise related operations.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The financial statements adopt the historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development and unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act require the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results may differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group have been applied consistently in dealing with all material items in relation to the financial statements.

In addition, the Group complies with new accounting standards that are effective for the financial year. New accounting standards are retrospectively applied unless in cases where the standard specifically does not require comparatives on first adoption due to non availability of such information or when it is not practicable to do so.

The following are the significant accounting policies adopted by the Group:

Consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiary companies are consolidated using the acquisition method of accounting whereby the results of subsidiary companies acquired or disposed off during the financial year are included from the date of acquisition up to the date when the control ceases. At the date of acquisition, the fair values of the subsidiary companies' net assets are determined and these values are reflected in the consolidated financial statements.

All material intercompany transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets and exchange differences which were not previously recognised in the consolidated income statement.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Borrowing Costs

Costs incurred on external borrowings to qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are expensed to the income statement.

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts.

The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit. An impairment charge is made if the carrying amount exceeds the recoverable amount.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortisation and impairment loss where applicable.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 99 years.

Freehold land and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major groups of property, plant and equipment are as follows:

Buildings and improvements	2% - 50%
Plant, equipment and vehicles	10% - 50%

Where an indication of impairment exists, the carrying amount of an asset is assessed and written down immediately to its recoverable amount.

Real Property Assets, Property Development and Profit Recognition

Real property assets are non-current assets and comprise land held for development and development expenditure and are stated at cost of acquisition. Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. These assets remain as real property assets until the sales launch of these properties, after which they are transferred to property development and included under current assets.

Assets under property development comprise land at carrying values and all related development costs incurred and are carried forward together with profit accrued to the appropriate stage of completion less progress billings and allowance for foreseeable losses, if any. These developments are expected to be completed within normal operating cycle of one to three years and are considered as current assets.

Upon completion of development, the unsold completed development properties are transferred to inventories.

Profits on property development projects are recognised based on the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property project activities progresses. The stage of completion is determined based on the proportion of development cost incurred for work performed up to the balance sheet date over the estimated total development cost to completion. Foreseeable losses, if any, are immediately recognised in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments

Long term investments, both quoted and unquoted, include investments in subsidiary companies, associated companies and other non-current investments. Investments in subsidiary companies and associated companies are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

Investment in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which the decline is identified.

Investments in subsidiary companies are eliminated on consolidation while investments in associated companies are accounted for by the equity method of accounting.

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in its financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting involves recognising in the income statements the Group's share of the associated companies' results for the financial year. The Group's interest in associated companies is stated at cost net of goodwill written off plus adjustments to reflect changes in the Group's share of the net assets of the associated companies. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or made payments on behalf of the associated companies.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase price over the fair value of the net assets of the subsidiary/associated company at the date of acquisition, is written off to the income statement in the financial year when the acquisition occurs.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses. The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

Contingent liabilities and contingent assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Employee Benefits

a) Short term employee benefits

Short term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post employment benefits

Post employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have not legal or constructive obligation to pay for the contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long term employee benefits

Long term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board for executives and executive directors of the Company and certain subsidiary companies. The level of retirement gratuities payable is determined by the Board in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

d) Equity compensation benefits

Equity compensation benefits include share options issued to eligible executives and executive directors of the Company.

The Group does not make a charge to the income statement in respect of share options granted to employees. As and when the share options are exercised, the proceeds received, net of any transactions costs, are credited to share capital and share premium. Details of the employee share options scheme are set out in the relevant notes to the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument. The financial assets and liabilities of the Group are primarily denominated in Ringgit Malaysia. The financial assets and liabilities of the Group that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purposes

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Deferred Taxation

Deferred tax liabilities and/or assets are recognised for all temporary differences. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised or where the timing of the reversal of the temporary difference can be controlled. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates which are applicable at the balance sheet date.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statements.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currencies (Cont'd)

Income statements of these entities are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiary and associated company are taken to reserves.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	**Year end rate**	
	2003	2002
US Dollar	**3.8000**	3.8000
Sterling Pound	**6.7714**	6.1114
Australian Dollar	**2.8544**	2.1510
Singapore Dollar	**2.2350**	2.1882
Hong Kong Dollar	**0.4895**	0.4873

Revenue Recognition

Revenues are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group. Casino revenue represents net house takings. The casino license is renewable every three months. Timeshare advance membership fees are recognised as income over the next twenty four years from the commencement of membership. The sales relating to property development projects are recognised as the project activity progresses and are in respect of sales where agreements have been finalised. Sales of short term investments are accounted for when the contracts are executed.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholder's equity as an appropriation of retained earnings and accrued as liability in the financial year in which the obligations to pay is established.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenues and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, real property assets, property development, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing investments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont'd)

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when subsidiary companies enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 30 days to 60 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risks and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity

2003 Group	Leisure & Hospitality	Properties	Others	Eliminations	Total
Revenue					
External	2,654.3	9.3	44.8	-	2,708.4
Inter segment	0.9	11.8	34.1	(46.8)	-
	2,655.2	21.1	78.9	(46.8)	2,708.4
Results					
Segment profit	894.5	5.7	1.1	(1.8)	899.5
Interest income					20.4
Finance cost					(73.2)
Share of results of associated company	(88.0)				(88.0)
Profit from ordinary activities before taxation					758.7
Taxation					(249.3)
Profit from ordinary activities after taxation					509.4
Minority shareholders' interest					0.4
Net profit for the financial year					509.8
OTHER INFORMATION					
Assets					
Segment assets	3,426.1	468.6	63.0	(131.6)	3,826.1
Interest bearing instruments					516.2
Associated company	2,048.4				2,048.4
Total assets					6,390.7
Liabilities					
Segment liabilities	566.0	68.8	26.1	(129.8)	531.1
Interest bearing instruments					1,363.4
Unallocated corporate liabilities					341.5
Total liabilities					2,236.0
OTHER DISCLOSURES					
Capital expenditure	267.2	2.5	0.8	(1.8)	268.7
Depreciation	199.6	2.3	2.7	-	204.6
Other significant non-cash items:					
- charges	4.8	-	2.5	-	7.3
- credits	24.3	0.1	5.6	-	30.0

5. SEGMENT ANALYSIS (Cont'd)

a) Primary segment - by activity (Cont'd)

2002 Group	Leisure & Hospitality	Properties	Others	Eliminations	Total
Revenue					
External	2,687.3	8.5	85.7	-	2,781.5
Inter segment	1.1	6.6	33.2	(40.9)	-
	2,688.4	15.1	118.9	(40.9)	2,781.5
Results					
Segment profit/(loss)	922.2	3.3	(28.9)	-	896.6
Interest income					17.4
Finance cost					(94.2)
Share of results of associated company	88.7				88.7
Gain on dilution of investment in associated company	31.1				31.1
Profit from ordinary activities before taxation					939.6
Taxation					(296.7)
Profit from ordinary activities after taxation					642.9
Minority shareholders' interest					0.4
Net profit for the financial year					643.3
OTHER INFORMATION					
Assets					
Segment assets	3,328.1	475.0	54.7	(118.9)	3,738.9
Interest bearing instruments					630.1
Associated company	1,910.4				1,910.4
Total assets					6,279.4
Liabilities					
Segment liabilities	510.7	71.4	22.2	(118.9)	485.4
Interest bearing instruments					1,664.0
Unallocated corporate liabilities					350.9
Total liabilities					2,500.3
OTHER DISCLOSURES					
Capital expenditure	178.9	23.4	1.3	-	203.6
Depreciation	196.5	2.4	2.7	-	201.6
Impairment loss on property, plant and equipment	1.6	-	-	-	1.6
Other significant non-cash items:					
- charges	24.7	-	29.3	-	54.0
- credit	31.1	-	-	-	31.1

5. SEGMENT ANALYSIS (Cont'd)

a) Primary segment - by activity (Cont'd)

The Group is organised into two main business segments:

- Leisure & Hospitality - this division includes the hotel, gaming, cruise and cruise related operations and entertainment businesses, tours & travel related services and other support services.
- Property - this division holds the real property assets of the Group and is involved in property developments.

All other immaterial business segments including investments in equities, training services, reinsurance services and utilities services are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately. All intersegment sales are conducted on an arms length basis.

b) Secondary segment - by geographical location

	Revenue		Total Assets		Capital Expenditure	
Group	2003	2002	2003	2002	2003	2002
Malaysia	2,677.5	2,703.5	4,273.3	4,258.0	268.7	203.6
Other Countries	30.9	78.0	69.0	111.0	-	-
	2,708.4	2,781.5	4,342.3	4,369.0	268.7	203.6
Associated Company			2,048.4	1,910.4		
			6,390.7	6,279.4		

Geographically, the main business segments of the Group are concentrated in Malaysia. Included in other countries are the Group's investments in foreign corporations and interest bearing instruments.

6. REVENUE

	Group		Company	
	2003	2002	2003	2002
Rendering of services:				
Leisure & hospitality	2,654.3	2,687.3	2,463.2	2,508.8
Rental and properties management income	7.2	7.0	-	-
Other services	13.9	7.7	-	-
Sale of properties	2.1	1.5	-	-
Sale of investments	30.7	77.7	-	-
Dividend income	0.2	0.3	-	-
	2,708.4	2,781.5	2,463.2	2,508.8

7. COST OF SALES

Included in the Group's cost of sales for the current financial year is an amount of RM27.8 million (2002: RM73.8 million) representing cost of short term investments disposed and related costs.

The balance of the cost of sales of the Group and Company represents cost of inventories which include cost of services and cost of goods sold.

8. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits:

	Group		Company	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**204,557**	201,555	**121,068**	122,821
Property, plant and equipment written off	**7,514**	9,799	**7,236**	54
Loss on disposal of property, plant and equipment	**-**	3,889	**-**	-
Impairment loss on property, plant and equipment included in Other Expenses	**-**	1,550	**-**	-
Other investments written down	**60**	30,138	**60**	900
Allowance for diminution in value of short term investments	**2,557**	-	**-**	-
Loss on disposal of investments	**-**	3,124	**-**	-
Goodwill written off	**4,764**	-	**-**	-
Hire of equipment	**6,004**	5,558	**5,982**	5,537
Rental of land and buildings	**1,345**	1,459	**292**	369
Directors' remuneration excluding estimated money value of benefits-in-kind (Note 10)	**27,807**	47,377	**27,807**	47,377
Auditors' remuneration	**289**	246	**115**	110
Allowance for doubtful debts	**8,003**	3,950	**169**	140
Finance cost	**46,552**	63,258	**-**	-
Net exchange losses/(gain):				
- Realised	**178**	372	**3,061**	433
- Unrealised	**33**	2,063	**(821)**	(408)
Charges by holding company:				
- Licensing fees	**85,527**	85,004	**83,423**	83,129
- Shared services fees	**3,689**	3,697	**3,221**	3,121
- Finance cost	**26,612**	30,902	**26,612**	30,902
Charges by other related companies:				
- Management fees	**224,134**	239,094	**216,499**	231,864
- Rental of land and buildings	**2,907**	2,751	**2,320**	2,391
- Hire of equipment	**3,738**	4,401	**3,640**	4,386
- Shared services fees	**13,125**	11,906	**12,113**	11,785
- Commissions	**29,830**	26,946	**22,734**	19,076
- Marketing fees	**480**	480	**480**	480
Charges by subsidiary companies:				
- Finance cost	**-**	-	**46,552**	63,258
- Management fees	**-**	-	**645**	340
- Hire of equipment	**-**	-	**1,195**	1,195
- Rental of land and buildings	**-**	-	**14,553**	14,733
- Shared services fee	**-**	-	**-**	157
Credits:				
Interest income	**20,401**	17,413	**11,959**	11,100
Write back of diminution in value of short term investments	**-**	7,093	**-**	-
Gain on dilution of investment in associated company	**-**	31,132	**-**	-
Rental income from land and buildings	**33,386**	29,424	**11,183**	9,753
Rental of equipment	**810**	723	**362**	336
Gross dividends from quoted overseas corporations	**164**	265	**-**	-
Gain on disposal of investments	**5,434**	-	**-**	-
Gain on disposal of property, plant and equipment and real property assets	**1,779**	814	**167**	476
Income from subsidiary companies:				
- Interest income	**-**	-	**33,165**	41,119
- Rental of land and buildings	**-**	-	**7,719**	1,308
Other information:				
Non statutory audit fees				
- payable to auditors	**33**	16	**10**	10
- payable to firms affiliated to auditors	**42**	156	**-**	-

9. STAFF COSTS

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Wages, salaries and bonus	**253,397**	249,205	**217,335**	216,515
Defined contribution plan	**29,785**	32,090	**25,257**	27,927
Other short term employee benefits	**29,042**	30,978	**19,775**	22,222
(Write back of)/provision for retirement gratuities	**(24,541)**	23,904	**(24,369)**	23,436
	287,683	336,177	**237,998**	290,100
Number of employees at financial year end ('000)	**10.4**	10.2	**7.8**	7.7

Staff costs, as shown above, included the remuneration of executive directors.

10. DIRECTORS' REMUNERATION

	Group 2003 RM'000	Group 2002 RM'000	Company 2003 RM'000	Company 2002 RM'000
Non-executive Directors:				
- Fees	**200**	171	**200**	171
Executive Directors:				
- Fees	**348**	240	**348**	240
- Salaries and bonus	**28,792**	35,298	**28,792**	35,298
- Defined contribution plan	**1,903**	5,097	**1,903**	5,097
- Other short term employee benefits	**572**	435	**572**	435
- (Write back of)/provision for retirement gratuities	**(4,008)**	6,136	**(4,008)**	6,136
Directors' Remuneration excluding estimated money value of benefits-in-kind (Note 8)	**27,807**	47,377	**27,807**	47,377
Estimated money value of benefits-in-kind (not charged to the income statements):				
Executive Directors	**423**	190	**423**	190
	28,230	47,567	**28,230**	47,567

Remuneration of the Directors of the Company in respect of services rendered to the Company and its subsidiary companies is represented by the following bands:

	Number 2003	Number 2002
Amounts in RM'000		
Non-executive Directors		
- 50 and below	**4**	5
Executive Directors		
- 650 to 700	**1**	-
- 750 to 800	**1**	-
- 900 to 950	**2**	-
- 950 to 1,000	**-**	2
- 1,050 to 1,100	**-**	1
- 8,000 to 8,050	**1**	-
- 10,650 to 10,700	**-**	1
- 16,650 to 16,700	**1**	-
- 33,700 to 33,750	**-**	1

10. DIRECTORS' REMUNERATION (Cont'd)

Executive Directors of the Company have been granted options under the Employees Share Option Scheme ("ESOS") on the same terms and conditions as those offered to other employees (Note 25) as follows:

Grant Date	Subscription price per share RM	No. of Unissued Shares At start of the year '000	Granted '000	Relinquished/ lapsed '000	At end of the year '000
Financial year ended 31.12.2003:					
New ESOS					
2/9/2002	**10.32**	**3,250**	**-**	**-**	**3,250**
Financial year ended 31.12.2002:					
Previous ESOS					
23/9/1994	16.77	1,225	-	(1,225)	-
New ESOS					
2/9/2002	10.32	-	3,250	-	3,250

No share option is vested at balance sheet date.

11. TAXATION

	Group 2003	Group 2002	Company 2003	Company 2002
Current Taxation:				
Malaysian taxation	**225.5**	266.3	**220.6**	261.4
Foreign taxation	**-**	0.1	**-**	-
	225.5	266.4	**220.6**	261.4
Deferred taxation (Note 28)	**21.6**	28.4	**22.0**	27.5
Share of tax in associated company	**2.2**	1.9	**-**	-
	249.3	296.7	**242.6**	288.9
Current taxation:				
Current year	**243.2**	276.7	**238.0**	271.5
Over provided in prior years	**(17.7)**	(10.3)	**(17.4)**	(10.1)
	225.5	266.4	**220.6**	261.4
Deferred taxation:				
Origination and reversal of temporary differences	**21.9**	7.4	**22.0**	7.3
(Over)/under provided in prior years	**(0.3)**	21.0	**-**	20.2
	21.6	28.4	**22.0**	27.5

11. TAXATION (Cont'd)

The explanation of the relationship between tax expense and profit from ordinary activities before taxation is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	%	%	**%**	%
Malaysian tax rate:	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**3.4**	4.1	**2.7**	4.1
- different tax regime	**3.5**	(1.7)	**-**	-
- income not subject to tax	**-**	(0.9)	**(1.1)**	(1.3)
- tax incentive	**(0.1)**	(0.1)	**(0.1)**	(0.1)
- (over)/under provided in prior years	**(2.4)**	1.2	**(2.0)**	1.1
- others	**0.5**	1.0	**-**	-
Average effective tax rate	**32.9**	31.6	**27.5**	31.8

Subject to the agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiary companies available for which the related tax effects have not been included in the net income amounted to approximately RM68.2 million as at the financial year end (2002: RM66.9 million).

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,124.1 million (2002: RM1,054.4 million) which is available to set off against future taxable profits of the respective companies of the Group.

12. DIVIDENDS

Dividends declared or proposed are as follows:

	2003		2002	
	Gross dividend per share Sen	**Amount of dividend (net of 28% tax) RM' million**	Gross dividend per share Sen	Amount of dividend (net of 28% tax) RM' million
Interim dividend	**8.5**	**66.8**	8.5	66.8
Proposed final dividend	**9.5**	**74.7**	9.0	70.8
	18.0	**141.5**	17.5	137.6

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2003 of 9.5 sen less 28% tax (2002: 9.0 sen less 28% tax) per ordinary share of 50 sen each amounting to RM74.7 million (2002: RM70.8 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

13. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At cost:						
At 1 January 2003	220.7	106.3	2,817.5	1,429.3	65.1	4,638.9
Additions	**1.9**	-	**0.2**	**64.8**	**201.8**	**268.7**
Disposals	-	-	**(2.6)**	**(7.6)**	**(0.8)**	**(11.0)**
Written off	-	-	**(15.2)**	**(1.6)**	-	**(16.8)**
Reclassification/adjustment	-	-	**68.9**	**74.2**	**(143.8)**	**(0.7)**
At 31 December 2003	**222.6**	**106.3**	**2,868.8**	**1,559.1**	**122.3**	**4,879.1**
Accumulated depreciation:						
At 1 January 2003	-	4.6	393.8	1,014.4	-	1,412.8
Charge for the financial year	-	**1.0**	**60.7**	**142.9**	-	**204.6**
Disposals	-	-	**(0.5)**	**(6.0)**	-	**(6.5)**
Written off	-	-	**(8.3)**	**(1.0)**	-	**(9.3)**
Reclassification/adjustment	-	-	**(1.0)**	**1.0**	-	-
At 31 December 2003	-	**5.6**	**444.7**	**1,151.3**	-	**1,601.6**
Net book value at 31 December 2003	**222.6**	**100.7**	**2,424.1**	**407.8**	**122.3**	**3,277.5**
Net book value at 31 December 2002	220.7	101.7	2,423.7	414.9	65.1	3,226.1
Company						
At cost:						
At 1 January 2003	87.2	0.5	1,662.1	1,070.5	21.2	2,841.5
Additions	-	-	-	**56.5**	**89.0**	**145.5**
Disposals	-	-	**(0.3)**	**(4.0)**	-	**(4.3)**
Written off	-	-	**(14.9)**	**(0.7)**	-	**(15.6)**
Reclassification/adjustment	-	-	**15.3**	**44.8**	**(60.1)**	-
At 31 December 2003	**87.2**	**0.5**	**1,662.2**	**1,167.1**	**50.1**	**2,967.1**
Accumulated depreciation:						
At 1 January 2003	-	-	307.3	825.9	-	1,133.2
Charge for the financial year	-	-	**36.3**	**84.8**	-	**121.1**
Disposals	-	-	-	**(3.1)**	-	**(3.1)**
Written off	-	-	**(8.3)**	**(0.2)**	-	**(8.5)**
Reclassification/adjustment	-	-	**(1.0)**	**1.0**	-	-
At 31 December 2003	-	-	**334.3**	**908.4**	-	**1,242.7**
Net book value at 31 December 2003	**87.2**	**0.5**	**1,327.9**	**258.7**	**50.1**	**1,724.4**
Net book value at 31 December 2002	87.2	0.5	1,354.8	244.6	21.2	1,708.3

14. REAL PROPERTY ASSETS

	Group 2003	Group 2002
Freehold land held for development - at cost	**189.0**	189.0
Development expenditure	**12.2**	12.2
	201.2	201.2

15. INTEREST IN SUBSIDIARY COMPANIES

	Company	
	2003	2002
Investment		
Unquoted shares - at cost	**4,313.7**	3,916.1

The subsidiary companies are listed in Note 37.

Included in the amount due from subsidiary companies is an interest bearing amount due from a subsidiary company of RM638.4 million (2002: RM839.8 million). Included in amount due to subsidiary companies are interest bearing advances from three wholly owned subsidiary companies amounting to RM985.5 million (2002: RM1,280.6 million). These amounts are unsecured and have no fixed terms of repayment.

The weighted average interest rates (%) per annum at the end of the financial year are as follows:

	Company	
	2003	2002
Amount due from a subsidiary company	**3.0**	5.4
Amount due to subsidiary companies	**3.7**	5.1

The balance of the amount due from/to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

16. ASSOCIATED COMPANY

	Group	
	2003	2002
Quoted shares in foreign corporation, at cost	**3,440.8**	3,211.6
Goodwill on acquisition written off	**(1,438.7)**	(1,433.9)
Share of post acquisition reserves	**46.3**	132.7
	2,048.4	1,910.4
Represented by:		
Share of net assets, other than goodwill of the associated company	**2,048.4**	1,910.4
Market value of quoted shares in foreign corporation	**2,096.1**	1,866.1

The amount due from associated company represents outstanding amounts arising from inter company sales.

Details of the associated company are as follows:

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2003	2002		
*Star Cruises Limited	**36.0**	34.4	Isle of Man and continued into Bermuda	Cruise and cruise related operations

* The financial statements of this company is audited by an overseas firm/Chartered Accountant affiliated with PricewaterhouseCoopers, Malaysia.

17. OTHER INVESTMENTS

	Group		Company	
	2003	2002	**2003**	2002
Unquoted - at cost	**33.3**	33.3	**4.1**	4.1
Amount written down	**(30.2)**	(30.1)	**(1.0)**	(0.9)
	3.1	3.2	**3.1**	3.2

It was not practicable within the constraints of cost to estimate reliably the fair values for other investments as there were no comparable securities traded.

18. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2003	2002	**2003**	2002
Current:				
Trade receivables	**37.5**	42.8	**10.2**	10.9
Other receivables	**27.3**	21.4	**7.0**	5.3
Less: Allowance for doubtful debts	**(12.2)**	(4.4)	**(0.4)**	(0.3)
	52.6	59.8	**16.8**	15.9
Deposits	**13.1**	13.0	**11.5**	11.5
Prepayments	**13.7**	17.1	**11.7**	14.2
Loans to directors	**0.2**	0.2	**-**	-
	79.6	90.1	**40.0**	41.6
Non-current:				
Trade receivables	**14.6**	12.1	**-**	-
Other receivables	**-**	1.3	**-**	-
Loan to a director	**0.3**	0.4	**-**	-
	14.9	13.8	**-**	-
	94.5	103.9	**40.0**	41.6

The maturity profile for the non-current receivables are as follows:

	Group	
	2003	2002
Non-current:		
Later than 1 year and not later than 2 years	**12.5**	11.4
Later than 2 years and not later than 5 years	**2.4**	2.4
	14.9	13.8

Loans to directors represent an interest-free housing loan and an interest-free loan to directors of the Company which are extended by a wholly owned and an indirect wholly owned subsidiary of the Company respectively.

Credit terms offered by the Group and Company in respect of trade receivables range from payment in advance to 30 days from the date of invoice.

The fair values of non-current receivables at the Balance Sheet dates approximate their carrying amounts.

19. INVENTORIES

	Group		Company	
	2003	2002	**2003**	2002
At cost				
Food, beverages, tobacco and other hotel supplies	**7.2**	7.7	**7.5**	6.3
Stores, spares and retail stocks	**10.6**	10.1	**8.0**	9.1
Completed properties	**24.1**	24.1	**-**	-
	41.9	41.9	**15.5**	15.4

20. HOLDING COMPANY AND OTHER RELATED COMPANIES

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

Amount due to holding company comprises:

	Group		Company	
	2003	2002	**2003**	2002
Non-current:				
Interest bearing loan (Note 24)	**-**	371.9	**-**	371.9
Current:				
Interest bearing loan (Note 24)	**371.9**	-	**371.9**	-
Inter company balances	**12.1**	12.8	**11.8**	12.3
	384.0	12.8	**383.7**	12.3
	384.0	384.7	**383.7**	384.2

The amounts due to/from holding company and other related companies are unsecured, interest free, and have no fixed terms of repayment, except for the loan from Genting Berhad. The loan from Genting Berhad was to part-finance the investment in the associated company, Star Cruises Limited. It is unsecured and bears interest at 1% (2002: 1%) per annum above the base lending rate of a leading local bank. The loan was reclassified from long term to current liabilities as at 31 December 2003 as it is to be fully repaid by 31 December 2004.

21. SHORT TERM INVESTMENTS

	Group		Company	
	2003	2002	**2003**	2002
Quoted - at cost				
Shares in foreign corporations	**38.9**	73.6	**-**	-
Less: Allowance for diminution in value	**-**	(37.9)	**-**	-
	38.9	35.7	**-**	-
Unquoted - at cost				
Money market instruments (Note 22)	**288.2**	384.1	**288.2**	384.1
	327.1	419.8	**288.2**	384.1
Market value of quoted shares				
- Foreign corporations	**82.4**	35.7	**-**	-

Both the Group's and Company's investment in money market instruments comprise negotiable certificates of deposit and bankers' acceptances.

Quoted short term investments of the Group are primarily denominated in Sterling Pound whereas the unquoted money market instruments are denominated in Ringgit Malaysia.

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2003	2002	**2003**	2002
Deposits with licensed banks	**180.9**	192.8	**151.4**	117.0
Deposits with finance companies	**34.1**	40.3	**34.1**	40.3
Cash and bank balances	**176.7**	133.7	**173.2**	124.0
Deposits, cash and bank balances	**391.7**	366.8	**358.7**	281.3
Add: Money market instruments (Note 21)	**288.2**	384.1	**288.2**	384.1
Cash and cash equivalents	**679.9**	750.9	**646.9**	665.4

As at the end of the financial year, the currency exposure profile of the deposits, cash and bank balances and money market instruments are as follows:

Ringgit Malaysia	**568.6**	649.7	**565.3**	641.7
Foreign currency denominated in:				
- US Dollar	**37.0**	84.8	**9.1**	9.6
- Singapore Dollar	**30.2**	8.9	**30.1**	8.2
- Hong Kong Dollar	**42.3**	5.8	**42.3**	5.8
- Others	**1.8**	1.7	**0.1**	0.1
	679.9	750.9	**646.9**	665.4

The weighted average interest rates (%) per annum of deposits and bank balances are as follows:

	Group		Company	
	2003	2002	**2003**	2002
As at 31 December	**2.5**	2.2	**2.7**	2.8

The deposits of the Group and Company have an average maturity period of 31 days (2002: 31 days). Bank balances of the Group and Company are deposits held at call.

23. TRADE AND OTHER PAYABLES

	Group		Company	
	2003	2002	**2003**	2002
Trade payables	**30.5**	21.0	**21.3**	14.7
Accruals	**221.8**	191.8	**196.7**	159.2
Retirement gratuities (Note 29)	**69.7**	-	**69.7**	-
Deposits	**23.6**	23.8	**13.9**	15.4
Other payables	**92.0**	67.4	**59.2**	45.8
	437.6	304.0	**360.8**	235.1

Included in other payables and accruals of the Group are progress billings payable and accruals for capital expenditures relating to construction of a hotel and upgrading of resorts infrastructure and facilities amounting to RM75.2 million (2002: RM52.6 million).

Credit terms of trade and other payables granted to the Group and Company range from 7 days to 90 days from the date of invoice.

24. BORROWINGS

	Group		Company	
	2003	2002	**2003**	2002
Current:				
Term Loans/Euro Medium Term Notes				
- US Dollar (unsecured)	**50.3**	252.1	-	-
Euro Medium Term Notes				
- Singapore Dollar (unsecured)	-	221.6	-	-
	50.3	473.7	-	-
Loan from holding company (unsecured)(Note 20)	**371.9**	-	**371.9**	-
	422.2	473.7	**371.9**	-
Non-current:				
Term Loans/Euro Medium Term Notes				
- US Dollar (unsecured)	**935.2**	809.4	-	-
Loan from holding company (unsecured)(Note 20)	-	371.9	-	371.9
	935.2	1,181.3	-	371.9
	1,357.4	1,655.0	**371.9**	371.9

The weighted average interest rates (%) per annum of loan from holding company are as follows:

	Group		Company	
	2003	2002	**2003**	2002
Effective during the year	**7.2**	7.4	**7.2**	7.4
As at 31 December	**7.0**	7.4	**7.0**	7.4

The weighted average interest rates (%) per annum before and after interest rate swap ("IRS") of the Group are as follows:

	2003		2002	
	Before IRS	**After IRS**	Before IRS	After IRS
Effective during the year:				
Terms Loans/Euro Medium Term Notes				
- US Dollar (unsecured)	**2.4**	**5.1**	2.8	4.8
Euro Medium Term Notes				
- Singapore Dollar (unsecured)	**4.8**	**7.9**	4.8	7.9
As at 31 December:				
Terms Loans/Euro Medium Term Notes				
- US Dollar (unsecured)	**2.1**	**3.7**	2.7	4.5
Euro Medium Term Notes				
- Singapore Dollar (unsecured)	-	-	4.8	7.9

	Group		Company	
	2003	2002	**2003**	2002
Currency in which total borrowings are denominated in:				
- US Dollar	**985.5**	1,061.5	-	-
- Singapore Dollar	-	221.6	-	-
- Ringgit Malaysia	**371.9**	371.9	**371.9**	371.9
	1,357.4	1,655.0	**371.9**	371.9

24. BORROWINGS (Cont'd)

The maturity profile and exposure of the borrowings of the Group to interest rate risk are as follows:

	Borrowings		
	Total	Floating interest rate	Fixed interest rate
At 31 December 2003			
Before interest rate swap			
- not later than 1 year	**422.2**	**422.2**	**-**
- later than 1 year and not later than 2 years	**398.4**	**398.4**	**-**
- later than 2 years and not later than 5 years	**536.8**	**536.8**	**-**
	1,357.4	**1,357.4**	**-**
After interest rate swap			
- not later than 1 year	**422.2**	**422.2**	**-**
- later than 1 year and not later than 2 years	**398.4**	**94.4**	**304.0**
- later than 2 years and not later than 5 years	**536.8**	**232.8**	**304.0**
	1,357.4	**749.4**	**608.0**
At 31 December 2002			
Before interest rate swap			
- not later than 1 year	473.7	252.1	221.6
- later than 1 year and not later than 2 years	422.3	422.3	-
- later than 2 years and not later than 5 years	759.0	759.0	-
	1,655.0	1,433.4	221.6
After interest rate swap			
- not later than 1 year	473.7	76.3	397.4
- later than 1 year and not later than 2 years	422.3	422.3	-
- later than 2 years and not later than 5 years	759.0	379.0	380.0
	1,655.0	877.6	777.4

The fair values of the bank borrowings at the balance sheet dates approximate their carrying amounts.

As at end of the financial year, the exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing Periods			
	Total	1 to 3 months	More than 3 months and less than 1 year	More than 1 years and less than 2 years	More than 2 year and less than 5 years
At 31 December 2003					
Total borrowings	**1,357.4**	**1,156.0**	**201.4**	**-**	**-**
Movement in repricing periods due to interest rate swap	**-**	**(608.0)**	**-**	**304.0**	**304.0**
	1,357.4	**548.0**	**201.4**	**304.0**	**304.0**
At 31 December 2002					
Total borrowings	1,655.0	1,433.4	221.6	-	-
Movement in repricing periods due to interest rate swap	-	(555.8)	175.8	-	380.0
	1,655.0	877.6	397.4	-	380.0

25. SHARE CAPITAL

	2003	2002
Authorised 1,600.0 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid 1,091.8 million ordinary shares of 50 sen each	**545.9**	545.9

The Company had in 1994 granted share options pursuant to the Resorts World Employees' Share Option Scheme for Executives (" Previous ESOS").

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved "The Executive Share Option Scheme For Eligible Executives of Resorts World Bhd and its subsidiaries" ("New ESOS"). The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The option holders of the previous ESOS are allowed to participate in the New ESOS provided they relinquish their outstanding option under the previous ESOS.

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The Option Holders of the previous ESOS who participated in the New ESOS have relinquished their outstanding option under the previous ESOS.

The main features of the New ESOS are as follows:

i) The New ESOS shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible executives are employees of the Group (including executive directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the date of offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the Option, such Option shall cease without any claim against the Company provided always that subject to the written approval of RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee

the Grantee may exercise his unexercised Option within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the New ESOS shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the New ESOS, by ordinary resolution increase the total number of new shares to be offered under the New ESOS up to 5% of the issued and paid up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the New ESOS would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the New ESOS would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Option shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the Malaysia Securities Exchange Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per Share shall in no event be less than the nominal value of the Shares.

25. **SHARE CAPITAL (Cont'd)**

vii) No option shall be granted for less than 1,000 and shares not more than 1,500,000 shares to any eligible employee.

viii) The option granted can only be exercised by the Grantee in the third year from the date of offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the option granted under the New ESOS will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

Set out below are details of options over the ordinary shares of the Company granted under the Previous ESOS and the New ESOS:

Grant Date	Exercisable period	Subscription price per share RM	No. of Unissued Shares: At start of the year '000	Granted '000	Relinquished/ lapsed '000	At end of the year '000
Financial year ended 31/12/2003						
Previous ESOS						
23/9/1994	22/9/1999 to 22/9/2004	**16.77**	**100**	**-**	**-**	**100**
New ESOS						
2/9/2002	2/9/2004 to 11/8/2012	**10.32**	**14,157**	**160**	**(461)**	**13,856**
29/11/ 2002	29/11/2004 to 11/8/2012	**8.50**	**240**	**-**	**(8)**	**232**
			14,397	**160**	**(469)**	**14,088**
Financial year ended 31/12/2002						
Previous ESOS						
23/9/1994	22/9/1999 to 22/9/2004	16.77	1,502	-	(1,402)	100
New ESOS						
2/9/2002	2/9/2004 to 11/8/2012	10.32	-	14,193	(36)	14,157
29/11/2002	29/11/2004 to 11/8/2012	8.50	-	240	-	240
			-	14,397	-	14,397

No share option is vested at balance sheet date.

26. RESERVES

	Group		Company	
	2003	2002	**2003**	2002
Non-Distributable Reserves:				
Share Premium	**33.3**	33.3	**33.3**	33.3
Capital Redemption Reserves	**0.1**	0.1	**-**	-
Reserve on Exchange Differences	**6.7**	2.9	**-**	-
Distributable Reserves:				
Unappropriated Profit (Note 32)	**3,559.4**	3,187.2	**5,098.9**	4,598.4
	3,599.5	3,223.5	**5,132.2**	4,631.7

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM4,275.2 million (2002: RM3,684.2 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2003, available to frank as tax exempt dividends arising mainly from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999 relating to tax on income earned in 1999 being waived, amounting to approximately RM1,755.1 million (2002: RM1,760.1 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

27. OTHER LONG TERM LIABILITY

Other long term liability represents the advance membership fees relating to fees received on sale of timeshare units by a subsidiary company offering a timeshare ownership scheme.

28. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2003	2002	**2003**	2002
Deferred tax liabilities:				
- subject to income tax	**(126.6)**	(105.0)	**(82.0)**	(60.0)
- subject to real property gain tax	**(5.1)**	(5.1)	**(2.2)**	(2.2)
	(131.7)	(110.1)	**(84.2)**	(62.2)
At 1 January				
As previously reported	**(110.1)**	(26.3)	**(62.2)**	(26.2)
Prior year adjustment (Note 32)	**-**	(55.4)	**-**	(8.6)
As restated	**(110.1)**	(81.7)	**(62.2)**	(34.8)
(Charged)/Credited to income statement (Note 11):				
- property, plant and equipment	**(5.2)**	(29.0)	**(5.6)**	(28.0)
- provisions	**(20.6)**	0.7	**(20.6)**	0.7
- others	**4.2**	(0.1)	**4.2**	(0.1)
At 31 December	**(131.7)**	(110.1)	**(84.2)**	(62.2)
Subject to income tax:				
Deferred tax assets (before offsetting)				
Provisions	**-**	20.6	**-**	20.6
Others	**4.2**	-	**4.2**	-
	4.2	20.6	**4.2**	20.6
Offsetting	**(4.2)**	(20.6)	**(4.2)**	(20.6)
Deferred tax assets (after offsetting)	**-**	-	**-**	-

28. DEFERRED TAXATION (Cont'd)

	Group		Company	
	2003	2002	**2003**	2002
Subject to income tax:				
Deferred tax liabilities (before offsetting)				
Property, plant and equipment	**(89.2)**	(84.0)	**(81.0)**	(74.8)
Real property assets	**(39.2)**	(39.2)	**(5.2)**	(5.8)
Inventory - completed properties	**(2.4)**	(2.4)	**-**	-
	(130.8)	(125.6)	**(86.2)**	(80.6)
Offsetting	**4.2**	20.6	**4.2**	20.6
Deferred tax liabilities (after offsetting)	**(126.6)**	(105.0)	**(82.0)**	(60.0)
Subject to real property gain tax:				
Deferred tax liability				
Property, plant and equipment	**(5.1)**	(5.1)	**(2.2)**	(2.2)

The tax effect on the amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2003	2002	**2003**	2002
Unutilised tax losses	**19.1**	18.7	**-**	-
Property, plant and equipment	**24.6**	22.3	**-**	-

29. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2003	2002	**2003**	2002
At 1 January	**120.0**	96.4	**118.5**	95.2
Charged to income statement	**-**	23.9	**-**	23.5
Provision no longer required	**(24.5)**	-	**(24.4)**	-
Paid during the year	**(0.6)**	(0.3)	**(0.5)**	(0.2)
At 31 December	**94.9**	120.0	**93.6**	118.5
Analysed as follows:				
Current (Note 23)	**69.7**	-	**69.7**	-
Non-current	**25.2**	120.0	**23.9**	118.5
	94.9	120.0	**93.6**	118.5

The current portion of the provision for retirement gratuities of RM69.7 million for the Group and Company is the amount relating to the provision made in respect of retirement gratuity payable to the former Chairman of the Company who retired on 31 December 2003. This amount was subsequently paid in January 2004.

30. EARNINGS PER SHARE

	Group	
	2003	2002
a) **Basic earnings per share**		
Net profit for the financial year (RM'million)	**509.8**	643.3
Weighted average number of ordinary shares in issue	**1,091,843,334**	1,091,843,334
Basic earnings per share (sen)	**46.7**	58.9

30. EARNINGS PER SHARE (Cont'd)

b) Diluted earnings per share

	Group 2003	Group 2002
Net profit for the financial year (RM'million)	**509.8**	643.3
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**1,091,843,334**	1,091,843,334
Adjustment for share options granted to executives of the Company	**29,358**	6,960
Adjusted weighted average number of ordinary shares in issue	**1,091,872,692**	1,091,850,294
Diluted earnings per share (sen)	**46.7**	58.9

31. FINANCIAL INSTRUMENTS

As at the end of the financial year, the Group has the following financial instruments:

a) Borrowings

The Group has the following borrowings as disclosed in Note 24:

i) Foreign currency borrowings

At 31 December 2003

Currency	Start date	Maturity dates	Foreign currency (million) Hedged	Unhedged	Total	Equivalent RM (million) Total
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	**608.0**
US Dollar	27/11/2002	29/11/2004 to 27/11/2007	-	53.0	53.0	**201.4**
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	**136.8**
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	**39.3**
Total						**985.5**

At 31 December 2002

Currency	Start date	Maturity dates	Foreign currency (million) Hedged	Unhedged	Total	Equivalent RM (million) Total
Singapore Dollar	26/05/2000	26/05/2003	100.0	-	100.0	221.6
US Dollar	16/06/2000	16/06/2003	26.0	-	26.0	99.4
US Dollar	25/04/2001	25/04/2003	40.0	-	40.0	152.7
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	29/11/2004 to 27/11/2007	-	53.0	53.0	201.4
Total						1,283.1

As at 31 December 2003, the US Dollar ("USD") borrowings as shown above are obtained by three wholly owned subsidiaries of the Company. These borrowings are guaranteed by the Company and are repayable in full on the respective maturity dates.

The Cross Currency Swap agreements which the Group had previously entered into to convert the Singapore Dollar borrowings outstanding as at 31 December 2002 was terminated on 26 May 2003 upon settlement of these borrowings.

Similarly, the forward foreign currency contracts which were in place as at the financial year ended 31 December 2002 to hedge a portion of the USD borrowings into Ringgit Malaysia have been unwound upon settlement of the underlying borrowings. The outstanding USD borrowings as at 31 December 2003 have not been hedged into Ringgit Malaysia.

31. FINANCIAL INSTRUMENTS (Cont'd)

a) Borrowings (Cont'd)

ii) Local currency borrowings

The local currency borrowings of RM371.9 million (2002: RM371.9 million) represents loan from Genting Berhad.

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months London Interbank Offered Rates ("LIBOR") and pays interest at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum rates on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD ('million)	Equivalent RM ('million)
At 31 December 2003		
Within one year	**6.4**	**24.3**
More than one year and less than 5 years	**179.1**	**680.6**
	185.5	**704.9**
At 31 December 2002		
Within one year	46.0	175.8
More than one year and less than 5 years	100.0	380.0
	146.0	555.8

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD25.5 million (RM96.9 million) refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM22.8 million (2002: RM33.2 million).

c) Forward Foreign Currency Contracts

As at the end of the financial year, the outstanding forward foreign currency contracts of the Group are as follows:

At 31 December 2003

Currency	Transaction dates	Expiry Dates	Contract Amounts ('million)	Equivalent RM ('million)
USD	05/03/2003 to 23/9/2003	26/1/2004 to 26/4/2004	**3.9**	**14.9**

At 31 December 2002

Currency	Transaction dates	Expiry Dates	Contract Amounts ('million)	Equivalent RM ('million)
USD	04/04/2002 to 02/10/2002	26/02/2003 to 25/07/2003	131.0	500.4

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM145,000 (2002: RM 83,000).

32. PRIOR YEAR ADJUSTMENT

During the current financial year, the Group changed its accounting policy in respect of accounting for deferred taxation in compliance with Malaysian Accounting Standards Board Standard No. 25 on Income Taxes:

In previous financial years:

i) deferred taxation was recognised for timing differences except when there was reasonable evidence that such timing differences would not reverse in the foreseeable future. The tax effect of timing differences that resulted in a debit balance or a debit to the deferred tax balance was not carried forward unless there was a reasonable expectation of its realisation.

ii) the potential tax saving on tax losses carried forward was only recognised if there was assurance beyond any reasonable doubt that future taxable income would be sufficient for the benefit of the loss to realised.

iii) where there was intention to dispose off revalued assets, the deferred tax relating to such assets was recognised through a transfer from the related revaluation surplus. No provision nor disclosure was made of this tax effect where the Group intended to hold such assets for the foreseeable future.

The Group has now changed its accounting policy to recognise deferred tax on temporary differences arising from a comparison of the amounts attributable to assets and liabilities for tax purposes and their corresponding carrying values in financial statements. Deferred tax assets are recognised to the extent that is probable that taxable profit will be available against which deductible temporary differences or unused tax losses can be utilised.

This change in accounting policy has no material impact on the net profit of the Group and the Company for the financial year ended 31 December 2003.

The change in accounting policy for the previous financial year has been accounted for retrospectively and prior year comparatives have been adjusted as follows:

	As previously reported	Effect of change in accounting policy	As restated
Group			
At 1 January 2003:			
Balance Sheet:			
Unappropriated profit	3,241.9	(54.7)	3,187.2
Deferred taxation	55.4	54.7	110.1
Income Statement:			
Taxation charge	297.4	(0.7)	296.7
Others:			
Basic earnings per share (sen)	58.86	0.06	58.92
Diluted earnings per share (sen)	58.86	0.06	58.92
Net tangible assets per share (RM)	3.50	(0.05)	3.45
At 1 January 2002:			
Unappropriated profit	2,729.0	(55.4)	2,673.6
Company			
At 1 January 2003:			
Balance Sheet:			
Unappropriated profit	4,606.4	(8.0)	4,598.4
Deferred taxation	54.2	8.0	62.2
Income Statement:			
Taxation charge	289.5	(0.6)	288.9
At 1 January 2002:			
Unappropriated profit	4,118.1	(8.6)	4,109.5

33. CAPITAL COMMITMENTS

	Group		Company	
	2003	2002	**2003**	2002
Authorised property, plant and equipment expenditure not provided for in the financial statements:				
- contracted	**212.5**	194.6	**80.7**	25.4
- not contracted	**309.7**	421.3	**142.2**	242.5
	522.2	615.9	**222.9**	267.9

34. CONTINGENT LIABILITY (UNSECURED) AND CONTINGENT ASSETS

At 31 December 2003, the Company had contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiary companies as follows:

(a) Term Loan Facility granted to a subsidiary company amounting to RM608.0 million (2002: RM760.0 million).

(b) Term Loan Facility granted to a subsidiary company amounting to RM201.4 million (2002: RM201.4 million).

(c) Term Loan Facility granted to a subsidiary company amounting to RM176.1 million (2002: Nil).

The details of the loans are disclosed in Note 24 and Note 31. It is anticipated that no material liabilities will arise as a result of these guarantees.

At 31 December 2003, the Group had contingent asset as follows:

(a) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associated company of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. Pursuant to this decision, Arrasas is required to pay NOK 10 per share (representing the amount in excess of NOK 15 per share as previously agreed under respective stock purchase agreements). Consequently, RWL may receive an additional consideration amounting to approximately RM58.7 million (USD15.45 million). On 8 January 2004, Arrasas appealed the decision.

35. SIGNIFICANT NON-CASH TRANSACTIONS

Group

Borrowings of the Group reclassified from non-current to current amounted to RM422.2 million (2002: RM473.7 million). There was also a reclassification from provision for retirement gratuities shown under long term liabilities to trade and other payables amounting to RM69.7 million (2002: RM Nil). These amounts are expected to be settled during the financial year 2004.

Company

The principal non-cash transaction during the year is the acquisition of 201,400 6% Non-Convertible Non-Cumulative Redeemable Preference shares of RM1 each at a premium of RM999 per share in Sierra Springs Sdn Bhd, a wholly-owned subsidiary of the Company.

36. SIGNIFICANT RELATED PARTY DISCLOSURES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

The immediate and ultimate holding company of the Company is Genting Berhad ("GB"), a company incorporated in Malaysia.

36. SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)

Tan Sri Lim Goh Tong, who retired as the Chairman and Chief Executive of both GB and the Company on 31 December 2003, is a share option holder of both GB and the Company; and also a preference unit holder of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") acting as its trustee, is a substantial shareholder of Star Cruises Limited ("SCL") and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

Tan Sri Lim Kok Thay, a son of Tan Sri Lim Goh Tong, is the President and Chief Executive, shareholder and share option holder of both GB and the Company; the Chairman of Genting International PLC ("GIPLC"); a director of Resorts World Limited and also the Chairman, President and Chief Executive Officer, shareholder and share option holder of shares in SCL. He is a director of GHL and a preference unit holder of the GHUT and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

Tun Mohammed Hanif bin Omar is the Deputy Chairman, shareholder and share option holder of both GB and the Company.

Mr. Quah Chek Tin, the Executive Director, Chief Operating Officer and shareholder of the Company, is also the Executive Director, shareholder and share option holder of GB; the Alternate Director of GIPLC and a director of Genting Hotel & Resorts Management Sdn Bhd.

Mr. Justin Tan Wah Joo, the Executive Director, Executive Vice President - Leisure & Hospitality and share option holder of the Company is also the share option holder of GB; the Managing Director and shareholder of GIPLC; a director of Resorts World Limited, E-Genting Holdings Sdn Bhd, Genting Information Knowledge Enterprise Sdn Bhd and E-Genting Sdn Bhd respectively.

Tan Sri Dr Lin See Yan is the director of both GB and the Company.

	2003	2002
(a) Rendering of services		
Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly-owned subsidiary company of the Company, to Star Cruises Limited and its subsidiaries, an indirect associated company of the Company.	**2.0**	3.1
(b) Purchase of goods and services		
(i) Provision of shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resource functions based on mutually agreed terms and prices by Genting Berhad ("GB") to the Company and the Group.	**3.7**	3.7
(ii) Purchase of information technology products from E-Genting Holdings Sdn Bhd ("E-Genting"), a direct wholly-owned subsidiary company of GB to the Company and the Group.	**3.4**	6.4
(iii) Provision of information technology support and maintenance services for Customer Relationship Management solution; Web, eCommerce and other software and hardware related services as well as services through Customer Interaction Centre by Genting Information Knowledge Enterprise Sdn Bhd ("GIKE"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and prices.	**13.0**	11.7
(iv) Provision of information technology consultation, implementation, support and maintenance services for Enterprise Resource Planning solution, hardware shared services, system research and development and information technology related management and advisory services by E-Genting Sdn Bhd , a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and price.	**7.8**	6.8
(v) Provision of management and promotion of loyalty programme for the Company and the Group's WorldCard by Genting WorldCard Services Sdn Bhd ("GWSSB"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and prices. This includes the participation by the Company and the Group in the WorldCard Programme operated by GWSSB.	**5.0**	5.7

36. SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)

	2003	2002
(c) Rental and related services		
(i) Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly-owned subsidiary company of GB, to the Company and the Group.	**2.9**	2.6
(ii) Rental of premises and provision of connected services by the Company to Oriregal Creations Sdn Bhd ("Oriregal").	**1.2**	1.3

Puan Sri Lim (Nee Lee), the spouse of Tan Sri Lim Goh Tong, is a director and substantial shareholder of Oriregal.

Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.

The rental charges to Oriregal are transacted at commercial rates except for the rentals at the premises of Genting Hotel and the Highlands Hotel which are 44% and 18% lower than the comparable range of commercial rate charged to other tenants respectively as a larger space is occupied. The rental of premises at the Resort Hotel is 39% lower than similar premises as they are located at a low traffic area.

	2003	2002
(d) License agreement		
Licensing fees paid to GB for the use of name and accompanying logo of "Genting" and "Awana" by the Company and the Group based on agreed terms and prices.	**85.5**	85.0
(e) Sales and Marketing arrangements		
Provision of services as the exclusive international sales and marketing coordinator for Genting Highlands Resort by Genting International PLC ("GIPLC"), a 62.97% owned subsidiary company of GB, to the Company and the Group based on agreed terms and prices.	**24.5**	21.6
(f) Management agreements		
(i) Provision of technical know-how and management expertise in the resort's operations of Genting Highlands Resort by Genting Hotel & Resorts Management Sdn Bhd, a wholly-owned subsidiary company of GB based on agreed terms and rates.	**222.4**	237.2
(ii) Provision of technical know-how and management expertise in the resort's operations for Awana chain of hotels and resorts as well as the Time Sharing Scheme for Awana Vacation Resorts Development Berhad by Awana Hotels & Resorts Management Sdn Bhd, an indirect wholly-owned subsidiary company of GB based on agreed terms and rates.	**1.7**	1.9

(g) Undertaking and Sub-underwriting Arrangement

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary company of the Company, has on 16 October 2003 given a letter of undertaking to SCL to provide an irrevocable undertaking to SCL to subscribe for its entire proportionate entitlement pursuant to SCL's Rights Issue ("the Undertaking"). The proportionate entitlement under the Undertaking involves the subscription of up to a total of 121,184,054 new ordinary shares of USD0.10 each at the subscription price of HKD2.25 per share costing a total of HKD272.7 million.

RWL has also on 16 October 2003 entered into a sub-underwriting arrangement with JP Morgan Securities Limited to sub-underwrite the public portion of SCL's Rights Issue at a commission of 1% of the total subscription value of the public portion of SCL's Rights Issue. The public portion involved the subscription of up to 52,175,378 ordinary shares of USD0.10 each at the subscription price of HKD2.25 per share and amounted to HKD117.4 million.

Pursuant to the undertaking and sub-underwriting arrangements as mentioned above, RWL subsequently subscribed for its entire proportionate entitlement of 121,184,053 ordinary shares of USD0.10 each at the subscription price of HKD2.25 per share which amounted to HKD272.7 million; and a total of 38,588,037 ordinary shares of USD0.10 each in SCL, being the undersubscribed public portion of rights entitlement, at the subscription price of HKD2.25 per share which amounted to HKD86.8 million.

37. SUBSIDIARY COMPANIES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2003	2002		
Direct Subsidiary Companies				
Genting Golf Course Bhd	**100**	100	Malaysia	Condotel and hotel business, golf resort and property development
First World Hotels & Resorts Sdn Bhd	**100**	100	Malaysia	Hotel business
Genting Highlands Berhad	**100**	100	Malaysia	Land and property development
Genting Utilities & Services Sdn Bhd	**100**	100	Malaysia	Provision of utilities services
Setiabahagia Sdn Bhd	**100**	100	Malaysia	Property investment
Setiaseri Sdn Bhd	**100**	100	Malaysia	Property investment
Vestplus Sdn Bhd	**100**	100	Malaysia	Property investment
Gentinggi Sdn Bhd	**100**	100	Malaysia	Investment holding
Sierra Springs Sdn Bhd	**100**	100	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	**100**	100	Malaysia	Provision of tour and travel related services
Kijal Facilities Services Sdn Bhd	**100**	100	Malaysia	Property management
* Vestplus (Hong Kong) Limited	**100**	100	Hong Kong	Pre-operating
Leisure & Cafe Concept Sdn Bhd	**100**	100	Malaysia	Karaoke business
Genting Studio Sdn Bhd	**100**	100	Malaysia	Dormant
Resorts Tavern Sdn Bhd	**100**	100	Malaysia	Land and property development
Seraya Mayang Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Centre of Excellence Sdn Bhd	**70**	70	Malaysia	Training services
Genting Leisure Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Entertainment Sdn Bhd	**100**	100	Malaysia	Show agent
Genting Skyway Sdn Bhd	**100**	100	Malaysia	Provision of cable car management services
Awana Vacation Resorts Development Berhad	**100**	100	Malaysia	Proprietary timeshare ownership scheme
Genting Theme Park Sdn Bhd	**100**	100	Malaysia	Pre-operating
* Vestplus (Thailand) Limited	**91**	91	Thailand	Pre-operating
Delquest Sdn Bhd	**100**	100	Malaysia	Investments
Resorts World (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
RWB (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts International (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Ikhlas Tiasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd	**100**	100	Malaysia	Pre-operating
GHR Risk Management (Labuan) Limited	**100**	-	Labuan, Malaysia	Offshore captive insurance
Indirect Subsidiary Companies				
Resorts Facilities Services Sdn Bhd	**100**	100	Malaysia	Property management
Genasa Sdn Bhd	**100**	100	Malaysia	Sale and letting of apartment
Gentasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gentas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genmas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genawan Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gensa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	**100**	100	Malaysia	Pre-operating
* Resorts World Limited	**100**	100	Isle of Man	Investment holding
* R.W. Investments Limited	**100**	100	Isle of Man	Investment holding
* Resorts Overseas Investments Limited	**100**	100	Isle of Man	Investment holding
Genting World Sdn Bhd	**100**	100	Malaysia	Leisure and entertainment business
Kijal Resort Sdn Bhd	**100**	100	Malaysia	Property development and property management

37. **SUBSIDIARY COMPANIES (Cont'd)**

	Effective Percentage Of Ownership 2003	2002	Country of Incorporation	Principal Activities
Indirect Subsidiary Companies				
Widuri Pelangi Sdn Bhd	**100**	100	Malaysia	Golf resort and hotel business
* Lafleur Limited	**100**	100	Isle of Man	Investment holding
Genting Administrative Services Sdn Bhd	**100**	100	Malaysia	Investment holding
Resorts World Properties Sdn Bhd	**100**	100	Malaysia	Investment holding
Papago Sdn Bhd	**100**	100	Malaysia	Resorts and hotel business
Merriwa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Twinmatics Sdn Bhd	**100**	100	Malaysia	Pre-operating
Bandar Pelabuhan Sdn Bhd	**60**	60	Malaysia	Investment holding
Twinkle Glow Sdn Bhd	**60**	60	Malaysia	Pre-operating
Tullamarine Sdn Bhd	**60**	60	Malaysia	Pre-operating
Jomara Sdn Bhd	**60**	60	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	**60**	60	Malaysia	Letting of land
Vintage Action Sdn Bhd	**60**	60	Malaysia	Pre-operating
Yarrawin Sdn Bhd	**60**	60	Malaysia	Pre-operating
Hitechwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Rapallo Sdn Bhd	**60**	60	Malaysia	Pre-operating
Laserwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Space Fair Sdn Bhd	**60**	60	Malaysia	Pre-operating
Waxwood Sdn Bhd	**60**	60	Malaysia	Dormant
Neutrino Space Sdn Bhd	**60**	60	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	**60**	60	Malaysia	Pre-operating
* R.W. Overseas Investment Limited	**100**	-	Isle of Man	Investment holding
* Best Track International Limited	**100**	-	Mauritius	Pre-operating
Pearl Land Investment Limited	**100**	-	Mauritius	Pending removal from the Register of Companies
Golden Chain Investment Limited	**100**	-	Mauritius	Pending removal from the Register of Companies

* The financial statements of these companies are audited by overseas firms/Chartered Accountants affiliated with PricewaterhouseCoopers, Malaysia.

statement on directors' responsibility

pursuant to paragraph 15.27(a) of the listing requirements of Malaysia Securities Exchange Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Resorts World Bhd have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2003.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the system of internal controls to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 26 February 2004.

statutory declaration

pursuant to section 169(16) of the Companies Act, 1965

I, KOH POY YONG, the Officer primarily responsible for the financial management of **RESORTS WORLD BHD,** do solemnly and sincerely declare that the financial statements set out on pages 44 to 82 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
KOH POY YONG at KUALA LUMPUR on 26 February 2004) **KOH POY YONG**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

report of the auditors

to the members of Resorts World Bhd

We have audited the financial statements set out on pages 44 to 82. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

ii) the state of affairs of the Group and Company as at 31 December 2003 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 37 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/04(J))
Partner of the firm

Kuala Lumpur
26 February 2004

ten-year summary

Amounts in RM million unless otherwise stated	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Revenue	2,708.4	2,781.5	2,503.1	2,337.9	2,178.5	2,514.9	3,038.7	2,105.9	1,867.0	1,925.2
Profit / [loss] from ordinary activities before taxation	758.7	939.6	605.4	(646.6)	648.1	371.8	1,090.9	802.9	736.2	792.2
Taxation *	(249.3)	(296.7)	(253.2)	(228.8)	(1.6)	(221.7)	(223.8)	(232.5)	(189.3)	(235.8)
Profit / [loss] from ordinary activities after taxation *	509.4	642.9	352.2	(875.4)	646.5	150.1	867.1	570.4	546.9	556.4
Net profit / [loss] for the financial year *	509.8	643.3	352.6	(875.8)	646.5	149.7	868.0	570.4	546.9	556.4
Share Capital	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9
Unappropriated Profit *	3,559.4	3,187.2	2,673.5	2,446.7	3,464.1	2,951.2	2,958.7	2,247.3	1,826.0	1,430.7
Others Reserves	40.1	36.3	37.6	37.6	37.5	37.5	33.3	33.3	33.3	33.3
Shareholders' Equity *	4,145.4	3,769.4	3,257.0	3,030.2	4,047.5	3,534.6	3,537.9	2,826.5	2,405.2	2,009.9
Minority Interest	9.3	9.7	10.1	10.5	183.1	11.7	1.2	1.3	1.3	1.3
Long Term Liabilities *	1,121.6	1,436.3	1,652.0	510.0	186.3	177.2	171.3	140.0	130.3	113.9
Capital Employed *	5,276.3	5,215.4	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8	2,536.8	2,125.1
Property, Plant and Equipment	3,277.5	3,226.1	3,261.4	2,915.3	2,561.3	2,389.7	2,168.3	1,779.1	1,415.7	1,132.8
Real Property Assets	201.2	201.2	202.5	202.1	220.8	219.1	217.5	215.9	198.2	197.0
Investment Properties	-	-	-	-	-	76.4	76.4	79.7	80.8	79.7
Associated Company	2,048.4	1,910.4	1,591.9	1,564.9	998.8	920.1	-	-	-	-
Other Long Term Investments	3.1	3.2	3.6	110.4	162.6	2.2	116.2	2.2	2.2	2.1
Long Term Receivables	14.9	13.8	12.1	10.1	3.7	-	-	-	-	-
	5,545.1	5,354.7	5,071.5	4,802.8	3,947.2	3,607.5	2,578.4	2,076.9	1,696.9	1,411.6
Net Current [Liabilities] / Assets	(268.8)	(139.3)	(152.4)	(1,252.1)	469.7	116.0	1,132.0	890.9	839.9	713.5
Employment of Capital	5,276.3	5,215.4	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8	2,536.8	2,125.1
Basic earnings / [loss] per share [sen] *	46.7	58.9	32.3	(80.2)	59.2	13.7	79.5	52.2	50.1	51.1
Net dividend per share [sen]	13.0	12.6	11.5	11.5	13.0	12.2	14.6	14.4	13.7	13.0
Dividend cover [times] *	3.6	4.7	2.8	N/A	4.6	1.1	5.4	3.6	3.6	3.9
Current ratio	0.8	0.9	0.8	0.3	1.8	1.1	2.6	2.5	2.7	2.6
Net tangible assets per share [RM] *	3.80	3.45	2.98	2.78	3.71	3.24	3.24	2.59	2.20	1.85
Return / [loss] [after tax and minority interests] on average shareholders' equity [%] *	12.9	18.3	11.2	(24.7)	17.1	4.2	27.3	21.8	24.8	31.0
Market share price										
- highest [RM]	11.90	12.00	7.95	15.50	18.00	9.55	13.30	15.90	17.80	18.00
- lowest [RM]	7.55	6.05	5.00	5.70	8.75	2.85	4.08	11.30	11.00	12.60

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

* Figures are adjusted retrospectively on adoption of MASB 25 - Income Taxes. In compliance with this Standard, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

N/A : Not Applicable

list of properties held

as at 31 December 2003

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2003 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION
MALAYSIA							
STATE OF PAHANG DARUL MAKMUR							
1	Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	211.5	22	1982
2	Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	140.0	11	1992
3	Genting Highlands, Bentung	Freehold	Built-up : 330,149 sq.metres	22-storey First World Hotel & Car Park V (Phase 1)	810.4	4	2000
4	Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	27.0	10	1993
5	Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	34.8	32	1989
6	Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	12.1	28	1989
7	Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	10.1	20	1989
8	Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	18.0	11	1992
9	Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	68.6	11	1992
10	Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	58.9	7	1996
11	Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.6	31	1989
12	Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	22.0	9	1989
13	Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.3	20	1989
14	Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	20	1989
15	Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.5	5	1999
16	Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.9	16	1989
17	Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989
18	Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.5	11	1992
19	Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	23	1989
				1 unit of Kayangan Apartment	0.2	23	1990
20	Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	21.3	17	1989
21	Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	26.6	17	1989
22	Genting Highlands, Bentung	Freehold	Built-up : 9,254 sq.metres	83 units of Ria Apartment (Pahang Tower)	13.6	17	1989
23	Genting Highlands, Bentung	Freehold	Land : 3,286 hectares	7 plots of land & improvements	260.9	-	1989
				1 plot of land & improvements	6.0	-	1996
				10 plots of land & improvements	52.1	-	1989
				1 plot of land & improvements	0.1	-	1991
				66 plots of land & improvements	154.7	-	1989
				3 plots of land & improvements	24.9	-	2002
				13 plots of land & improvements	9.4	-	1996
24	Genting Highlands, Bentung	Leasehold (unexpired lease period of 90 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994
25	Genting Highlands, Bentung	Leasehold (unexpired lease period of 55 years)	Land : 5 hectares	3 plots of land	0.6	-	1995
26	Genting Highlands, Bentung	Leasehold (unexpired lease period of 87 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000
27	Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 91 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	4	1999
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	5.9	-	1989
STATE OF SELANGOR DARUL EHSAN							
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	442.1	7	1997
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	75.8	7	1997
3	Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey and 4-storey Gohtong Jaya Security Buildings	6.3	6	1998
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	12.2	17	1989
5	Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1989
				10 plots of building land	41.9	-	1996
				7 plots of building land	10.4	-	1993
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1996
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.3	-	1994
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	16.3	-	1994
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.1	-	1994
10	Pulau Indah, Klang	Leasehold (unexpired lease period of 92 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	47.3	-	1997
FEDERAL TERRITORY OF KUALA LUMPUR							
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	17	1988
STATE OF TERENGGANU DARUL IMAN							
1	Kijal, Kemaman	Leasehold (unexpired lease period of 88 years)	Land : 262 hectares	4 plots of resort/property development land	46.1	-	1997
			Land : 51 hectares	18-hole Awana Kijal Golf Course	12.2	-	1997
			Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	119.5	7	1997
			Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.6	9	1997
			Built-up : 7,278 sq.metres	96 units of Angsana Apartment	11.6	8	1997
		Leasehold (unexpired lease period of 88 years)	Land : 18 hectares	17 plots of resort/property development land	1.6	-	2002
		Leasehold (unexpired lease period of 98 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1997
STATE OF KEDAH DARUL AMAN							
1	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 84 years)	Land : 14 hectares	5 plots of building land	11.7	-	1997
			Built-up : 20,957sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	56.1	6	1997

group offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my
Websites : www.genting.com.my

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2032 3833
: 03 – 2178 2233/2382 2233
w.e.f. Aug 2004
Fax : 03 – 2161 5304/2032 2633
Telex : GHHB MA 30022
E-mail : rwbinfo@genting.com.my
Websites : www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6436 9000
Fax : 03 – 6101 3535
E-mail : agh@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

WorldReservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Reservations Email:
customercare@genting.com.my
Membership Email:
gwcard@genting.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
11A, 1st Floor, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh, Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

Property Sales
- Awana Condominium
- Ria Apartments
Tel : 03 – 2161 3833
: 03 – 2178 2233/2382 2233
w.e.f. Aug 2004
Fax : 03 – 2163 5097

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2030 6686
Fax : 03 – 2162 1551
E-mail : mice@genting.com.my

Genting International Convention Centre
Website : http://mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : 03 – 6251 8398/6253 1762
Fax : 03 – 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : 03 – 6101 1118
ext : 58771/7750/7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6823 9888
Fax : 02 – 6737 7260

Hong Kong SAR
Genting International PLC
Suite 1503, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok
Genting International (Thailand) Limited
153, Lot No. 400, 4th Flr, The Peninsula Plaza,
Radjadumri Road, Patumwan,
Bangkok 10330, Thailand
Tel : 662 – 254 0753 / 54 / 55
Fax : 662 – 254 0768

India
New Delhi
C/o Star Cruises
610-611A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 5160 8405 / 06
Fax : (9111) 5160 8404

Mumbai
Genting India Travel Services Pte Ltd
1118, 11th Floor,
Maker Chambers V, Nariman Point,
Mumbai, 400021 India
Tel : (9122) 2284 0383
Fax : (9122) 2281 8369/2287 1948

analysis of shareholdings

as at 30 April 2004

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	2,132	10.53	6,745	0.00
100 - 1,000	8,084	39.92	6,933,722	0.64
1,001 - 10,000	7,959	39.30	29,726,850	2.72
10,001 - 100,000	1,508	7.45	45,219,058	4.14
100,001 to less than 5% of issued shares	562	2.78	459,956,959	42.13
5% and above of issued shares	5	0.02	550,000,000	50.37
Total	**20,250**	**100.00**	**1,091,843,334**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Genting Berhad	110,000,000	10.07
2. Genting Berhad	110,000,000	10.07
3. Genting Berhad	110,000,000	10.07
4. Genting Berhad	110,000,000	10.07
5. Genting Berhad	110,000,000	10.07
6. Genting Berhad	22,052,000	2.02
7. Genting Berhad	20,700,000	1.89
8. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	13,300,000	1.22
9. HSBC Nominees (Asing) Sdn Bhd *Emerging Markets Growth Fund*	11,007,200	1.01
10. Genting Berhad	10,766,000	0.99
11. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	9,688,770	0.89
12. Genting Berhad	8,500,000	0.78
13. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Asia Investment Corporation (B.V.I)*	8,302,000	0.76
14. Genting Berhad	8,000,000	0.73
15. HSBC Nominees (Asing) Sdn Bhd *Universities Superannuation Scheme Limited*	6,114,000	0.56
16. HSBC Nominees (Asing) Sdn Bhd *AAGC for ABN AMRO Fund Global Emerging Market Equity*	6,000,000	0.55
17. HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for the Great Eastern Life Assurance Co Ltd*	5,636,600	0.52
18. HSBC Nominees (Asing) Sdn Bhd *Stichting Pensioenfonds ABP*	5,587,900	0.51
19. UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (H.K.) Limited for Wang Tak Company Limited (UOBNHK A681)*	5,575,100	0.51
20. HSBC Nominees (Asing) Sdn Bhd *JPMCB for Fleming Flagship Asian Opportunities Fund*	5,023,700	0.46
21. HSBC Nominees (Asing) Sdn Bhd *BOB HK for the Overlook Partners Fund L P*	4,460,800	0.41
22. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund WB2X for Bill and Melinda Gates Foundation*	4,428,300	0.41
23. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	4,288,500	0.39
24. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Helsingfors Investments*	4,115,000	0.38

analysis of shareholdings

as at 30 April 2004 (cont'd)

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
25. Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	3,880,400	0.36
26. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund ZW5D for GE Investments Group Trust*	3,659,000	0.33
27. HSBC Nominees (Asing) Sdn Bhd *Capital International Emerging Markets Investment Fund*	3,492,900	0.32
28. Citicorp Nominees (Asing) Sdn Bhd *Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System*	3,454,666	0.32
29. Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc.*	3,355,000	0.31
30. HSBC Nominees (Asing) Sdn Bhd *JPMCB for Stichting Emerging Markets PVF I*	2,900,100	0.27
Total	**734,287,936**	**67.25**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 30 April 2004

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Genting Berhad ("Genting")	620,018,000	56.79	-	-
Kien Huat Realty Sdn Bhd ("KHR")	-	-	620,257,786*	56.81
Parkview Management Sdn Bhd	-	-	620,257,786+	56.81

Notes:

* Deemed interested through its subsidiary (Tinehay Holdings Limited) and Genting.

\+ Deemed interested through a subsidiary of KHR (Tinehay Holdings Limited) and Genting.

analysis of shareholdings
as at 30 April 2004 (cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS as at 30 April 2004

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Alwi Jantan	5,000	0.0005	-	-
Mr Quah Chek Tin	1,000	0.001	-	-

INTEREST IN RELATED CORPORATIONS

Genting Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	3,433,800	0.48752	11,523,996*	1.63614
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Mr Quah Chek Tin	1,000	0.00014	-	-

Note:
* Deemed interested through Time Life Equity Sdn Bhd.

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	144,000	0.0194	-	-
Dato' Siew Nim Chee	10,000	0.0013	-	-

Genting Centre of Excellence Sdn Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Alwi Jantan	60,000	30.0	-	-

Genting International PLC

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Mr Justin Tan Wah Joo	170,000	0.0120	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 8 June 1992. Under the ADR Programme, a maximum of 27 million ordinary shares of RM0.50 each representing approximately 2.5% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. Citibank, N.A., New York as the Depository Bank has appointed Citibank Berhad, Kuala Lumpur as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2004 there were 129,100 ADRs outstanding representing 645,500 ordinary shares of RM0.50 each of the Company which have been deposited with the sole custodian for the ADR Programme.

RESORTS WORLD BHD

(58019-U)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No. ______________

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him ______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 23 June 2004 at 3.00 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No. ______________

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him ______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 23 June 2004 at 3.00 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors: (i) Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (ii) Tan Sri Dr Lin See Yan (iii) Mr Justin Tan Wah Joo	Resolution 4 Resolution 5 Resolution 6				
To re-appoint Dato' Siew Nim Chee as a Director in accordance with Section 129 of the Companies Act, 1965	Resolution 7				
To re-appoint Auditors	Resolution 8				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 9				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this _______________ day of _______________ 2004

No. of Shares held	

____

Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back is set out in the Share Buy-Back Statement of the Company dated 31 May 2004 which is despatched together with the Company's 2003 Annual Report.

RESORTS WORLD BHD

(58019-U)

Dear Shareholder,

PRESENTATION OF ANNUAL REPORT 2004 IN ELECTRONIC FORMAT

In keeping abreast with developments in information technology and to improve administrative efficiency, the Company would like to issue next year's Annual Report in electronic/CD-ROM format.

We should be glad if you could let us know your preference on this matter by completing the form below and thereafter either mail or fax it back to us at 03 - 2163 5818.

Thank you.

Yours faithfully

For and on behalf of
RESORTS WORLD BHD

Tan Wooi Meng
Secretary

31 May 2004

Glue Here

REPLY FORM

To: Resorts World Bhd

	YES - I would like to receive Resorts World Bhd's Annual Report 2004 in electronic/CD-ROM format.
	NO - I would like to receive Resorts World Bhd's Annual Report 2004 in traditional hard copy format.

Signature :

Name : ______________________

I/C No. : ______________________

Address : ______________________

____

Date : ______________________

____

Glue Here

Glue Here

Fold Here

NO STAMP REQUIRED

SETEM POS TIDAK DIPERLUKAN

REPLY PAID / JAWAPAN BERBAYAR
MALAYSIA
No. Lesen : BRS 4293 K.L.

Resorts World Bhd (58019-U)
(The Company Secretary)
P.O Box 12745
50788 Kuala Lumpur

THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Resorts World Bhd, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN PERCENT (10%) OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Twenty-Fourth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 3.00 p.m, together with the Form of Proxy set out in the 2003 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Monday, 21 June 2004 at 3.00 p.m.
Date and time of the Annual General Meeting	:	Wednesday, 23 June 2004 at 3.00 p.m.

This Statement is dated 31 May 2004

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Resorts
Bursa Malaysia		Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EGM	:	Extraordinary General Meeting
EPS	:	Earnings per share
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NTA	:	Net tangible assets
Proposed Renewal	:	Proposed renewal of the authority to enable Resorts to purchase Resorts Shares for up to 10% of the issued and paid-up share capital of the Company
Resorts or Company	:	Resorts World Bhd (58019-U)
Resorts Group or Group	:	Resorts and its subsidiaries
Resorts Share(s)	:	Ordinary share(s) of RM0.50 each in Resorts
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF RESORTS RELATING TO THE PROPOSED RENEWAL CONTAINING :

RESORTS WORLD BHD

(Company No.: 58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

31 May 2004

Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Quah Chek Tin *(Executive Director & Chief Operating Officer)*
Mr. Justin Tan Wah Joo *(Executive Director)*
Dato' Siew Nim Chee (Independent Non-Executive Director)
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Independent Non-Executive Director)
Tan Sri Dr. Lin See Yan (Independent Non-Executive Director)
Tan Sri Clifford Francis Herbert (Independent Non-Executive Director)

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 16 April 2004, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company of up to ten percent (10%) of the issued and paid-up share capital of Resorts.

At an EGM held on 26 June 2003, your Board obtained shareholders' approval to undertake the share buy-back of up to ten percent (10%) of the issued and paid-up share capital of Resorts through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Twenty-Fourth AGM unless a renewal of authority of share buy-back is obtained from shareholders of Resorts.

In view of the authority expiring at the conclusion of the forthcoming AGM of Resorts, which will be held on Wednesday, 23 June 2004, a renewal of the authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Resorts to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 3.00 p.m.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders a renewal of the authority to purchase up to a maximum of 109,184,000 ordinary shares of RM0.50 each in Resorts representing approximately ten percent (10%) of the issued and paid-up share capital of the Company as at 30 April 2004 comprising of 1,091,843,334 ordinary shares of RM0.50 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five percent (25%) public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained profits and share premium account of the Company were RM5,098.9 million and RM33.3 million respectively, based on the audited financial statements as at 31 December 2003 and were RM5,278.3 million and RM 33.3 million based on the management accounts as at 31 March 2004.

2.3 As at 30 April 2004, the public shareholding spread of the Company was approximately 43.17%. Assuming the share buy-back of ten percent (10%) of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will reduce to 36.85%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Resorts may only purchase its own shares at a price which is not more than fifteen percent (15%) above the weighted average market price of Resorts Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is:

(a) not less than the weighted average market price of Resorts Shares for the five (5) market days immediately preceding the date of resale; or

(b) not less than 5% below the weighted average market price of Resorts Shares for the five (5) market days immediately prior to the resale provided that:
    (i) the resale takes place no earlier than 30 days from the date of purchase; and
    (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of Resorts Shares to be purchased and other relevant cost factors. The actual number of Resorts Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, among others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Resorts Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Resorts Shares purchased are subsequently cancelled, the EPS of Resorts may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Resorts Group and of the resultant impact on its shareholders. The Board in exercising any decision to buy-back any Resorts Shares will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Resorts Shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Resorts Shares. Any cancellation of the Resorts Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Resorts Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Resorts Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and the shareholders in implementing the Proposed Renewal

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to 109,184,000 Resorts Shares representing approximately ten percent (10%) of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NTA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Resorts Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 30 April 2004	1,091,843,334
Implementation of Proposed Renewal	(109,184,000)
Reduced share capital	982,659,334

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Resorts Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholdings of the substantial shareholders of Resorts based on the Register of Substantial Shareholders as at 30 April 2004, is as follows:

	<---No. of Resorts Shares held--->							
	<--Before the Proposed Renewal-->				<--After the Proposed Renewal-->			
	Direct	**%**	**Indirect**	**%**	**Direct**	**%**	**Indirect**	**%**
Genting Berhad ("Genting")	620,018,000	56.79	-	-	620,018,000	63.10	-	-
Kien Huat Realty Sdn Bhd ("Kien Huat")	-	-	620,257,786*	56.81	-	-	620,257,786*	63.12
Parkview Management Sdn Bhd	-	-	620,257,786^	56.81	-	-	620,257,786^	63.12

Notes:

* *Deemed interested through its wholly-owned subsidiary, Tinehay Holdings Limited and by virtue of its 33.9% direct equity interest and 7.47% indirect equity interest in Genting pursuant to Section 6A of the Companies Act, 1965.*

^ *Deemed interested by virtue of its controlling interest in Kien Huat pursuant to Section 6A of the Companies Act, 1965.*

5.3 Directors' Shareholdings

The effect of the implementation of Proposed Renewal on the shareholdings of the Directors of Resorts based on the Register of Directors' Shareholdings as at 30 April 2004 is as follows:

	No. of Resorts Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Kok Thay	50,000	#	-	-	50,000	#	-	-
Tun Mohammed Hanif bin Omar	1,000	#	-	-	1,000	#	-	-
Tan Sri Alwi Jantan	5,000	#	-	-	5,000	#	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Justin Tan Wah Joo	-	-	-	-	-	-	-	-
Dato' Siew Nim Chee	-	-	-	-	-	-	-	-
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-
Tan Sri Clifford Francis Herbert	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NTA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NTA and any resultant increase in interest income of the Group.

5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NTA per share of the Resorts Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NTA per share of the Resorts Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Resorts Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2003, the Company has paid an interim dividend of 8.5 sen less Malaysian Income Tax and recommended a final dividend of 9.5 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 26 February 2004. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct shareholdings of Genting Berhad ("Genting") in Resorts as at 30 April 2004 is approximately 56.79% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten percent (10%) is carried out in full in a period of six (6) months and the shares purchased are cancelled , the shareholdings of Genting in Resorts would increase to approximately 63.10% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Genting is unchanged.

Pursuant to the Code, if a person or a group of persons acting in concert holds more than fifty percent (50%) of the voting shares of a company there is no obligation to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by the said person or persons acting in concert. Accordingly, there will not be any implication relating to the Code arising from the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Resorts at the forthcoming AGM to be convened.

8. PURCHASE OF RESORTS SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Resorts Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Resorts or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **RESORTS WORLD BHD**

TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN

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